Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

DATED AS OF MAY 1, 2018

BY AND AMONG

BOYD GAMING CORPORATION

as Purchaser,

BOYD TCVI ACQUISITION, LLC,

as Merger Sub,

LATTNER ENTERTAINMENT GROUP ILLINOIS, LLC,

as Lattner,

and

LATTNER CAPITAL, LLC,

as the Representative.

Page

Article 1. THE TRANSACTION		2

1.1	The Merger	2
1.2	Effects of the Merger	2
1.3	Purchase Price; Cash Reimbursement Amount; Unredeemed Voucher Liability	2
1.4	Closing	5
1.5	Tax Treatment of the Merger; Allocation	5
1.6	Tax Withholding	6

Article 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANIES		6

2.1	Capitalization	7
2.2	Organization, Qualification and Power	7
2.3	Authority and Enforceability	8
2.4	Noncontravention	8
2.5	Title to Assets	8
2.6	Financial Statements	9
2.7	Absence of Certain Changes, Events and Conditions	9
2.8	Claims	11
2.9	Legal Compliance; Permits	11
2.10	Material Contracts	12
2.11	Real Property	14
2.12	Use Agreements	14
2.13	Employment Matters	14
2.14	Benefit Plans	15
2.15	Commission and Incentive Agreements	17
2.16	Taxes	17
2.17	Intellectual Property	18
2.18	Information Technology	18
2.19	Environmental Matters	18
2.20	Data Protection	18
2.21	Insurance	19
2.22	Suppliers and Customers	19
2.23	Intercompany Transactions	20
2.24	Brokers	20

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(continued)

Page

2.25	No Other Representations and Warranties	20

Article 3. REPRESENTATIONS AND WARRANTIES OF PURCHASER and MERGER SUB		21

3.1	Organization and Good Standing	21
3.2	Authority and Enforceability	21
3.3	Noncontravention	21
3.4	Financial Capacity	21
3.5	Solvency	21
3.6	Claims	22
3.7	Brokers	22
3.8	Independent Investigation; Acknowledgement	22

Article 4. PRE-CLOSING COVENANTS		22

4.1	General	22
4.2	Conduct of the Business	22
4.3	Obtaining Approvals	23
4.4	Access to Information	24
4.5	Supplements to Schedules; Notice of Developments	24
4.6	Subsequent Acquisition Proposals	24
4.7	Payoff Letter	25

Article 5. CLOSING AND POST-CLOSING COVENANTS		25

5.1	General	25
5.2	Post-Closing Cooperation, Access to Information and Retention of Records	25
5.3	Employee Matters	26
5.4	Pro-rations; Post Closing Payments Required Pursuant to the Video Gaming Act	27
5.5	Transfer Documents	28
5.6	Release of Liens Related to the Companies’ Indebtedness	29
5.7	Restrictive Covenants	29
5.8	Transfer Taxes	30
5.9	Pass-Through Tax Returns	30

Article 6. CONDITIONS PRECEDENT TO CLOSING		31

6.1	Conditions Precedent to Purchaser’s and Merger Sub’s Obligation	31
6.2	Conditions Precedent to the Companies’ Obligation	32

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(continued)

Page

Article 7. INDEMNIFICATION		33

7.1	General Indemnification Obligations	33
7.2	Indemnification Procedures and Limitations	34
7.3	Indemnification Sole and Exclusive Remedy	37
7.4	Tax Treatment of Indemnification Payments	37

Article 8. TERMINATION		37

8.1	Termination	37
8.2	Effect of Termination	38

Article 9. MISCELLANEOUS		38

9.1	Confidentiality	38
9.2	Publicity	39
9.3	Expenses	39
9.4	Costs	39
9.5	Other Prospective Purchasers	40
9.6	Specific Performance	40
9.7	Notices	40
9.8	Entire Agreement	42
9.9	Rights of Parties	42
9.10	Succession and Assignment	42
9.11	Governing Law	43
9.12	Counterparts; Exchange by Electronic Transmission	43
9.13	Disclosure Schedules	43
9.14	Representative	43

Article 10. DEFINITIONS		44

10.1	Certain Definitions	44
10.2	Other Defined Terms	51
10.3	Construction	54

Exhibits

Exhibit 5.5(a)(i)	Escrow Agreement
Exhibit 5.5(a)(ii)	Certificate of Merger
Exhibit 5.5(a)(iii)	Transition Services Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 1, 2018, by and among Boyd Gaming Corporation, a Nevada corporation, Boyd TCVI Acquisition, LLC, an Illinois limited liability company and a wholly owned subsidiary of Purchaser (“Merger Sub”), Lattner Entertainment Group Illinois, LLC, an Illinois limited liability company (“Lattner”), and Lattner Capital, LLC, an Illinois limited liability company, solely in its capacity as the representative of the Sellers (the “Representative”).

W I T N E S S E T H:

WHEREAS, Lattner together with Rock Solid Amusements, LLC, an Illinois limited liability company (“Rock Solid” and, together with Lattner, the “Companies”) own the Use Agreements, the Amusement Agreements, the ATM Agreements and the Equipment and are engaged in (a) the business of installation and operation of VGT’s, amusement Equipment and ATMs in the State of Illinois, (b) all activities necessary to enforce and receive the rights, and perform and satisfy the obligations, of the Companies under the Use Agreements, the Amusement Agreements and the ATM Agreements, (c) the identification, recruitment, marketing and solicitation of additional locations in the State of Illinois for the placement of VGT’s, amusement equipment and ATMs pursuant to exclusive use agreements, and (d) other activities incident thereto (collectively, the “Business”);

WHEREAS, prior to the Closing, Lattner Capital, LLC, an Illinois limited liability company, shall contribute and transfer all of the equity securities of Rock Solid to Lattner such that Rock Solid is a wholly-owned subsidiary of Lattner;

WHEREAS, Lattner is the holder of a terminal operator’s license issued by the Illinois Gaming Board (the “IGB”);

WHEREAS, the respective Boards of Directors or Managers, as applicable, of each of Purchaser, Merger Sub and Lattner have approved and declared advisable (i) the Merger upon the terms and subject to the conditions of this Agreement and (ii) the execution and delivery of this Agreement and the performance of the transactions contemplated hereby;

WHEREAS, the Board of Managers of Lattner is recommending that the holders of Units (collectively, the “Sellers”) adopt and approve this Agreement, and approve the Merger and the other Transactions, in accordance with Illinois Law;

WHEREAS, promptly, and no later than two hours, following the execution and delivery of this Agreement, Lattner will deliver to Purchaser (i) written consents adopting this Agreement and approving the Merger and the other Transactions from Sellers holding a majority of the then outstanding Units, in form and substance satisfactory to Purchaser (the “Sellers Approval”) and (ii) Joinder Agreements from Sellers holding not less than a majority of the Class A Units of the Company and a majority of the Class B Units of the Company (the “Signing Joinder Agreements”);

NOW, THEREFORE, in consideration of the foregoing initial paragraph and recitals, and the representations, warranties, covenants, agreements, conditions and indemnities contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE 1.

THE TRANSACTION

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Certificate of Merger and the applicable provisions of Illinois Law, at the Effective Time, Merger Sub shall merge with and into Lattner (the “Merger”), the separate corporate existence of Merger Sub shall cease and Lattner shall continue as the surviving company (the “Surviving Entity”).

1.2 Effects of the Merger.

(a) At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of Illinois law.

(b) As of the Effective Time: (i) the certificate of formation of Merger Sub , as amended by the Certificate of Merger, shall be the certificate of formation of Lattner; and (ii) the operating agreement of Merger Sub shall be the operating agreement of Lattner; in each case until thereafter changed or amended as provided therein or by applicable Law.

(c) As of the Effective Time, the managers and officers of Merger Sub immediately prior to the Effective Time shall be the initial managers and officers of Lattner, in each case to hold office in accordance with the applicable operating agreement and applicable Law.

(d) As of the Effective Time, by virtue of the Merger and without any action on the part of Lattner, Purchaser or Merger Sub, or any of their respective equityholders:

(i) each Unit issued and outstanding immediately prior to the Effective Time shall be cancelled and shall be converted automatically into the right to receive the Unit Distribution Amount, and the holders of such Units shall cease to have any rights with respect to such Units, except for the right to receive, with respect to each such Units, the applicable Unit Distribution Amount; and

(ii) each membership unit of Merger Sub shall be converted into one validly issued, fully paid and nonassessable membership unit in the Surviving Entity with the same rights, powers and privileges as the membership unit so converted, and the register of members of the Surviving Entity will be amended accordingly.

1.3 Purchase Price; Cash Reimbursement Amount; Unredeemed Voucher Liability.

(a) Purchase Price. The aggregate Merger consideration to be paid by Purchaser for all of the Units at Closing (the “Preliminary Purchase Price”) shall be an amount equal to the sum of:

(i) $100,000,000; plus

(ii) the Cash Reimbursement Amount; minus

(iii) the Unredeemed Voucher Liability; minus

(iv) the Estimated Sellers Allocable Liabilities; minus

(v) the Estimated Companies’ Indebtedness; minus

(vi) the Estimated Unpaid Transaction Expenses; minus

(vii) the Escrow Amount.

The Preliminary Purchase Price shall be paid by Purchaser in the manner specified in Section 1.4. For the avoidance of doubt, no items included in the definitions of Cash Reimbursement Amount, Unredeemed Voucher Liability, Sellers Allocable Liabilities, Companies’ Indebtedness and Escrow Amount shall be double counted for purposes of calculating the Purchase Price (or any adjustment thereto) hereunder. The Preliminary Purchase Price as adjusted pursuant to Section 1.3(b) and Section 5.4 shall be referred to herein as the “Purchase Price.”

(b) Cash Reimbursement Amount.

(i) No later than one (1) Business Day prior to the Closing Date, Lattner shall deliver to Purchaser a schedule together with backup information (NRT/M3T/SciGames/Thillens reports) detailing:

(A) the estimated amount of cash in the vault Equipment and the ATMs of the Companies as of the close of business on the day prior to the Closing Date (such amount, the “Vault and ATM Cash Reimbursement Amount”),

(B) the last date of service by Thillens from each of the VGTs of the Companies prior to the Closing Date (the “Date of Last Service”);

(C) Scientific Games, On Demand, Video Gaming Transaction Report (“SciGames Report”) for each VGT of the Companies for the Date of Last Service by Thillens and each day thereafter prior to the Closing Date; and

(D) The estimated amount of cash, as of the close of business on the day before the Closing Date, (x) remaining in any of the Companies’ bank accounts, (y) on delivery trucks in transit for deposit in VGTs and ATMs, and (z) then pledged to, or otherwise held or subject to restrictions by, Thillens as the “peg amount” to secure the Companies’ obligations to Thillens (the collectively, the “Additional Cash Amount”).

For the avoidance of doubt, no items included in the definitions of Vault and ATM Cash Reimbursement Amount, the VGT Cash Reimbursement Amount and the Additional Cash Amount shall be double counted for purposes of calculating the Cash Reimbursement Amount or the Purchase Price hereunder.

(ii) For the purposes hereof:

(A) the “Cash Reimbursement Amount” shall mean the sum of (x) the Vault and ATM Cash Reimbursement Amount; (y) the VGT Cash Reimbursement Amount, and (z) the Additional Cash Amount, each as calculated on the Closing Date pursuant to the schedules provided by Lattner pursuant to Section 1.3(b)(i).

(B) the “VGT Cash Amount” shall mean with respect to each VGT of the Companies, (x) the sum of the aggregate dollar amount of transactions reported on the SciGames Reports for such VGT for each day after the Date of Last Service for such VGT and prior to the Closing Date plus (y) 50% of the dollar amount of transactions reported on the SciGames Report for such VGT on the Date of Last Service;

(C) the “VGT Cash Reimbursement Amount” shall mean the aggregate VGT Cash Amount for each VGT of the Companies.

(iii) Within ten (10) Business Days after the Closing Date, Purchaser shall deliver to Representative a schedule together with backup information detailing the actual amount of cash in the vault Equipment and the ATMs as of the close of business on the day prior to the Closing Date, the VGT Cash Amount for each VGT of the Companies and the Additional Cash Amount. At any time within ten (10) Business Days after receiving such report from Purchaser, Representative may deliver a notice to Purchaser disputing the amount of cash in the vault Equipment and the ATMs as of the close of business on the day prior to the Closing Date, the VGT Cash Amount for any VGT of the Companies or the Additional Cash Amount. Each of Purchaser and Representative agrees to cooperate in good faith to resolve any such dispute, and if, after ten (10) Business Days of good faith negotiation, the Parties are unable to resolve such dispute then the dispute shall be finally resolved by a nationally recognized accounting firm as shall be mutually agreed by Purchaser and the Representative (the “Auditor”). The cost of such accounting firm shall be split evenly between Purchaser and Representative.

(iv) The final determination of the actual amount of cash in the vault Equipment and the ATMs, aggregate VGT Cash Amount for each VGT of the Companies, and Additional Cash Amount as of the close of business on the day prior to the Closing Date (the “Final Cash Reimbursement Amount”) shall become final and binding on all Parties upon the earliest to occur of (A) mutual agreement by the Parties that such amount is final, (B) the date that is one (1) day after the ten (10) Business Day review period specified in Section 1.3(b)(iii), if no notice of dispute is delivered by Representative and (C) the date on which the Auditor finally resolves in writing any disputed matters.

(v) To the extent (A) the Cash Reimbursement Amount exceeds the Final Cash Reimbursement Amount, the difference shall be paid from the Escrow Amount to Purchaser within five (5) Business Days after determination of the Final Cash Reimbursement Amount; (B) the Final Cash Reimbursement Amount exceeds the Cash Reimbursement Amount, Purchaser shall repay the difference to Representative (for the account of, and further distribution, the Sellers) within five (5) Business Days after determination of the Final Cash Reimbursement Amount; and (C) the Cash Reimbursement Amount equals the Final Cash Reimbursement Amount, no further payment shall be required pursuant to this Section 1.3(b).

(c) Unredeemed Voucher Liability. No later than one (1) Business Day prior to the Closing Date, Lattner shall provide Purchaser with Lattner’s unredeemed voucher liability report from the Scientific Games portal, which report shall set forth the amount of Lattner’s total unredeemed voucher liability as of immediately prior to the Closing Date (the “Unredeemed Voucher Liability”). On the first anniversary of the Closing Date, Surviving Entity shall provide the Representative with a schedule setting forth the amounts paid by Surviving Entity during the first year after Closing with regard to the Unredeemed Voucher Liability. To the extent that the amount paid by Purchaser on account of the Unredeemed Voucher Liability is less than the full amount of the Unredeemed Voucher Liability, Surviving Entity shall pay such difference to the Representative (for the account of, and for further distribution to, Sellers) on the first anniversary of the Closing Date.

1.4 Closing.

(a) Closing; the Closing Date; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the Merger (“Closing”) shall take place at 10:00 a.m., Central Time, as soon as possible, but in no event later than three (3) Business Days, after satisfaction (or, to the extent permitted by applicable Law and this Agreement, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or, to the extent permitted by applicable Law and this Agreement, waiver of those conditions) or at such other time or on such other date as may be mutually agreed upon by the Parties (the date on which the Closing actually occurs, the “Closing Date”). All transactions which are to take place at Closing shall be considered to have taken place simultaneously, and no delivery or payment shall be considered to have been made until all the transactions have been completed. On the Closing Date, the Parties shall cause the Merger to be consummated by filing the Certificates of Merger with the Secretary of State of the State of Illinois in accordance with the applicable provisions of Illinois Law (the time of such filing and acceptance by the Secretary of State of the State of Illinois shall be referred to herein as the “Effective Time”).

(b) Payment of Preliminary Purchase Price. At the Effective Time, Purchaser shall pay the Preliminary Purchase Price, by wire transfer or delivery of other immediately available United States funds and in accordance with payment delivery or wire instructions delivered by Lattner to Purchaser not less than three (3) Business Days prior to the Closing Date, as follows:

(i) Purchaser shall pay, on behalf of the Companies, the amounts required to fully pay-off and discharge the Companies’ Indebtedness described in the Payoff Letter delivered by Lattner to Purchaser pursuant to Section 4.7 in accordance with the terms of the Payoff Letter;

(ii) Purchaser shall pay, on behalf of the Companies, any unpaid Transaction Expenses to the applicable payees;

(iii) Purchaser shall deliver the Escrow Amount to the Escrow Agent; and

(iv) Purchaser shall pay, or cause to be paid, to each Seller an amount equal to (A) the Preliminary Purchase Price multiplied by (B) the Pro Rata Share set forth opposite such Seller’s name on the Disbursement Schedule (each such amount, a “Unit Distribution Amount”).

(c) Deliveries at Closing. At Closing, (i) Lattner shall deliver the various certificates, documents or items referred to in this Agreement, including Section 6.1, and (ii) Purchaser shall deliver the various certificates, instruments, documents or items, and the payments referred to in this Agreement, including Section 6.2.

1.5 Tax Treatment of the Merger; Allocation. The Parties acknowledge and agree that, for U.S. federal and applicable state and local income Tax purposes, the Merger shall be treated as a transaction described in Situation 2 of Revenue Ruling 99-6, 1999-1 C.B. 432.

Within ninety (90) days after the Closing, Purchaser shall provide the Representative with a schedule allocating the aggregate consideration paid pursuant to this Agreement (as adjusted pursuant to the terms of this Agreement), together with all other capitalized costs, among the Purchased Assets (the “Allocation”). The Allocation shall be prepared in a manner consistent with Section 1060 of the Code and the Treasury Regulations thereunder. Within fifteen (15) days of the Representative’s receipt of the Allocation, the Representative shall respond to the Allocation in writing, noting with specificity any allocations with which the Representative disagrees, and Purchaser and the Representative shall negotiate in good faith for a period of fifteen (15) days to resolve any disagreements with respect to the Allocation. In the event the Parties cannot agree on the Allocation within such fifteen (15) day period, the dispute shall be resolved by the Auditor. The Parties further acknowledge and agree that any subsequent payments that may be made to the Sellers pursuant to the terms of this Agreement will have the effect of increasing the amount that will be allocated among the Purchased Assets and that such increase will be taken into account in a manner consistent with the procedures set forth above. Purchaser, the Sellers and their respective Affiliates shall file all Tax Returns (including any IRS Form 8594) consistent with the final Allocation and shall take no position contrary thereto or inconsistent therewith (including in any audits or examinations by any Authority or any other proceeding relating to Taxes), unless otherwise required by applicable Law or unless the other Party consents thereto in writing, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that nothing contained herein shall prevent Purchaser, the Sellers or their respective Affiliates from settling any proposed deficiency or adjustment by any Authority based upon or arising out of the Allocation, and neither Purchaser nor the Sellers (or their respective Affiliates) shall be required to litigate before any court any proposed deficiency or adjustment by any Authority challenging such Allocation. In addition, for the avoidance of doubt, to the extent more likely than not deductible in such period for U.S. Federal Income Tax purposes, the Transaction Tax Deductions shall be allocable to the Pre-Closing Tax Period.

1.6 Tax Withholding. Each of Purchaser, the Surviving Company and the Escrow Agent shall be entitled to deduct and withhold from the Purchase Price and other amounts otherwise payable under this Agreement such amounts as are required to be deducted or withheld under the Code, or any provision of applicable Law with respect to the making of such payment; provided, however, that neither Purchaser, the Surviving Company nor the Escrow Agent shall withhold any Tax pursuant to Sections 1445 or 1446 of the Code from any Seller that has delivered a statement conforming to the requirements set forth in Section 6.1(m). To the extent that amounts are so deducted and withheld and paid over to the applicable Taxing Authority, such payments shall be treated for all purposes of this Agreement and having been paid to the Person in respect of which such amounts were deducted or withheld.

ARTICLE 2.

REPRESENTATIONS AND WARRANTIES

OF THE COMPANIES

Subject to the disclosures, matters and information set forth in the disclosure schedules attached to this Agreement (each a “Schedule” and collectively, the “Disclosure Schedules”), the Companies, jointly and severally, represent and warrant to Purchaser and Merger Sub as follows as of the date of this Agreement and as of the Closing Date:

2.1 Capitalization.

(a) As of the date of this Agreement, the Units consist of 1,054 Units, consisting of 975 Class A Units and 79 Class B Units. The rights and privileges of the Units are set forth in the Lattner’s operating agreement and Articles of Formation, as amended. No Units are held by Lattner as treasury unit or are held by any subsidiary of Lattner. The Sellers listed on the Disbursement Schedule own, of record and beneficially, all of the issued and outstanding Units, and such Units represent the only outstanding securities of Lattner. All of such issued and outstanding Units are duly authorized, validly issued, fully paid and nonassessable and such Units have not been issued in violation of any preemptive rights or applicable Law. A true, correct and complete list of record holders of the issued and outstanding Units as of the date of this Agreement is set forth in Schedule 2.1(a). Neither Lattner nor Rock Solid has any subsidiaries or owns any capital stock or other equity interests in any Person, including joint ventures, minority interests and publicly traded securities, except that as of the Closing, Lattner shall own, of record and beneficially, all of the issued and outstanding securities of Rock Solid.

(b) Except as set forth in Schedule 2.1(a), there is no existing option, restricted unit, unit appreciation right, performance unit, “phantom” unit, warrant, call, right or contract to which either Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional Units or other equity securities of the Companies or other securities convertible into, exchangeable or evidencing the right to subscribe for or purchase Units or other equity securities of the Companies. Neither Company is a party to any unitholder agreement, investors’ rights agreement, voting agreement, voting trust, right of first refusal or co-sale agreement, management rights agreement or other similar contract with respect to the voting, registration, redemption, sale, transfer or other disposition of Units or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase Units or other securities of the Companies. Except as set forth in Schedule 2.1(a), there are no outstanding (i) Units or other equity securities of the Companies subject to any vesting, transfer or other restrictions, or (ii) rights or obligations of the Companies to repurchase, redeem or otherwise acquire any Units or other equity securities of the Companies or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase Units or other equity securities of the Companies. There are no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote with the Sellers on any matter.

2.2 Organization, Qualification and Power. Lattner is duly organized, validly existing and in good standing under the Laws of the State of Illinois. Rock Solid is duly organized, validly existing and in good standing under the Laws of the State of Illinois. The ownership of the Purchased Assets or the operation of the Business as currently conducted and does not make licensing or qualification in any other state necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect. Each of the Companies has full company power and authority to carry on the Business as currently conducted to own, lease and use the Purchased Assets, and to fully perform all of such Companies’ obligations under the Purchased Assets, including the Use Agreements, the Amusement Agreements and the ATM Agreements, as applicable. Lattner is not in default under or in violation of any provision of its Articles of Formation or operating agreement, as amended, or any resolution adopted by the board of managers or members of Lattner. Rock Solid is not in default under or in violation of any provision of its Articles of Formation or operating agreement, as amended, or any resolution adopted by the board of managers or members of Rock Solid. Each of the Companies has made available to Purchaser a complete and correct copy of its Articles of Formation, the operating agreement and other governing documents, each as amended and in full force and effect.

2.3 Authority and Enforceability. The Companies have full power and authority to execute, deliver and perform this Agreement or any Ancillary Document delivered or to be delivered pursuant to the Transaction, and the execution, delivery and performance of this Agreement and any Ancillary Document by the Companies, has been duly authorized by all necessary company action on the part of the Companies. This Agreement has been duly executed and delivered by the Companies and (assuming due execution and delivery by the Purchaser) constitutes the valid and legally binding obligation of the Companies, enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Except for providing notice of the Transaction to the IGB and pursuant to the HSR Act, the Companies are not required to give any notice to, make any filing with or obtain any authorization, consent or approval of any Authority or Person in order for the Companies to consummate the Transaction, and no further company or other action is required on the part of the Companies to authorize this Agreement or to consummate the Merger or any other Transactions, other than the adoption of this Agreement and approval of the Merger by the Sellers who hold at least a majority of the voting power of the outstanding Units in the Sellers Approval. From and after consummation of the Merger, Lattner Capital, LLC will not be engaged in the video gaming business in the State of Illinois. The Sellers Approval is the only vote of holders of Units required under Illinois Law, the Articles of Formation, operating agreement or other governing documents of the Companies, to legally adopt this Agreement and to approve the Merger and the other Transactions. The Board of Managers of each Company has unanimously approved this Agreement, the Merger and the other Transactions, and recommended to the Sellers to vote in favor of adoption of this Agreement and approval of the Merger and the other Transactions.

2.4 Noncontravention. Subject to notification to the IGB and approval pursuant to the HSR Act, the execution, delivery and performance of this Agreement and any Ancillary Document by the Companies and the consummation of the Transaction do not and will not: (a) violate any Law to which the Companies are subject; (b) violate any provision of the Articles of Formation or operating agreement, as amended, or any resolution adopted by the board of managers of either of the Companies; or (c) in any material respect conflict with, result in a breach of, constitute a default under, result in the acceleration of, give any Person the right to accelerate, terminate, modify or cancel, require any notice under, any agreement, Permit, instrument, Law or other arrangement to which either of the Companies is a party or by which either of the Companies is bound (or result in the imposition of any Lien upon any of the Purchased Assets).

2.5 Title to Assets.

(a) The Companies have good, valid and marketable title to, or a valid leasehold or license interest in, the Purchased Assets (including all of the Equipment), free and clear of all Liens except for Permitted Encumbrances.

(b) The Purchased Assets constitute, as of the date hereof, all of the properties, rights, interests and other tangible and intangible assets necessary to enable the Companies to (i) own and use the Purchased Assets in the manner in which the Purchased Assets have been owned and used immediately prior to the date hereof, and are currently being owned and used, and (ii) conduct the Business in the manner in which the Business is currently being conducted.

2.6 Financial Statements.

(a) Schedule 2.6 contains correct, accurate and complete copies of the audited balance sheets and statements of income, changes in owners’ equity and cash flow of Lattner as of and for the fiscal years ended December 31, 2016, and December 31, 2017, the unaudited balance sheets and statements of income, changes in owners’ equity and cash flow of Rock Solid as of and for the fiscal years ended December 31, 2016, and December 31, 2017, and the unaudited balance sheet and statements of income, changes in owners’ equity and cash flow of Lattner and Rock Solid as of and for the two (2) months ending February 28, 2018 (individually, a “Financial Statement” and collectively, the “Financial Statements”). The Financial Statements do not contain any material items of a special or nonrecurring nature, except as expressly stated therein. Each Financial Statement (a) is complete and correct in all material respects and has been prepared based on, and in accordance with, the books of account and related records of Lattner or Rock Solid, as applicable, (b) has been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and (c) fairly presents, in all material respects, the financial condition, financial position, results of operations, cash flows and assets and Liabilities of Lattner or Rock Solid, as applicable, for the periods covered.

(b) The Companies maintain systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with applicable Law; and (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP.

(c) Except as and to the extent adequately accrued or reserved against in the Financial Statements, neither Company has any Liability, required by GAAP to be reflected in a consolidated balance sheet of the Companies or disclosed in the notes thereto and, to the Knowledge of the Company, neither Company has any Liability not required by GAAP to be reflected in a consolidated balance sheet of the Companies or disclosed in the notes thereto, in each case except for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the last Financial Statement, or Liabilities that, individually or in the aggregate, are not material.

2.7 Absence of Certain Changes, Events and Conditions. Except as disclosed in Schedule 2.7, since December 31, 2017, (i) the Companies have conducted the Business only in the ordinary course of business consistent with past practice, (ii) there has not been a Material Adverse Effect and (iii) there has not been any nor has any of the Companies committed to any:

(a) Amendment or other modification to its Articles of Formation, operating agreement or other governing documents, or declaration or payment of any non-cash dividend or other non-cash distribution;

(b) Sale, lease, transfer or assignment by either of the Companies of any of the Purchased Assets other than pursuant hereto, or of any capital stock or other equity interest in the Companies;

(c) Lien imposed upon any of the Purchased Assets of either of the Companies, except for Permitted Encumbrances;

(d) Note, bond or other debt security issued or any indebtedness for borrowed money or capitalized lease obligation created, incurred, assumed or guaranteed by either of the Companies;

(e) Change to any GAAP accounting treatment election, any accounting period, or any accounting method, policies or procedures, except in each case as required by changes in GAAP as concurred with its independent auditors and after notice to Purchaser;

(f) Delay or postponement in the payment of accounts payable or other Liabilities of either of the Companies;

(g) Damage, destruction or loss experienced by either of the Companies with respect to its assets whether or not covered by insurance;

(h) Loan between either of the Companies and any of its members, managers, directors, officers, Employees or Affiliates, as applicable;

(i) Charitable pledge or contribution by either of the Companies which will be binding upon Purchaser, the Purchased Assets or the Business after the Closing Date;

(j) Acquisition, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), of any Person or any assets, except inventory in the ordinary course of business consistent with past practice;

(k) Authorizing any single capital expenditure in excess of $50,000 or capital expenditures that are, in the aggregate, in excess of $100,000 that are inconsistent with the amounts and anticipated timing of capital expenditures set forth in the Companies’ budget for the year ending December 31, 2018 that has been made available to Purchaser prior to the date of this Agreement;

(l) Except as otherwise required by Law or the terms of Benefit Plans as in effect on the date of this Agreement, take any action with respect to the grant of any severance over $25,000 or material termination pay over $25,000 which will become due and payable after the Closing Date, take any action with respect to the grant of any retention, transaction or change in control bonus over $25,000 individually and $25,000 in the aggregate, or make any change in the key management structure of either of the Companies, including the hiring of additional officers or the termination of existing officers;

(m) Except in the ordinary course of business consistent with past practices, change or announce any change to the products or services sold or made available by the Companies;

(n) Incur any Companies’ Indebtedness or assume, guarantee or endorse, or otherwise become responsible for (contingently or otherwise), the obligations of any Person or make any optional repayment of any Companies’ Indebtedness, in each case in excess of $50,000;

(o) Change to, revocation of or making of any election relating to Taxes; settlement of compromise of any claim, controversy or legal proceeding relating to Taxes; amendment of any previously filed Tax Return; entering into or terminating any agreements relating to Taxes with any Authority; consent to extend or waive the statutory limitation period applicable to a claim or assessment in respect of Taxes; entering into any Tax allocation, sharing, indemnity or similar agreement (other than credit or other commercial agreements the primary purpose of which does not relate to Taxes); granting of any power of attorney relating to Tax matters; or request for a ruling with respect to Taxes;

(p) Settle any pending or threatened lawsuit or other dispute, other than in the ordinary course of business and consistent with past practice and that otherwise do not exceed $50,000 in the aggregate (net of insurance recoveries);

(q) Enter into, amend, waive or terminate any Material Contract or any agreement that would, if entered into prior to the date hereof, be a Material Contract other than amendments to Use Agreements or the expiration of Use Agreements in the ordinary course of business;

(r) Exercise or grant any renewals or extensions of any Lease without Purchaser’s prior written consent, except to the extent such renewals or extensions are required by the terms of such Lease as in effect on the date of this Agreement;

(s) Enter into, amend, waive or terminate any agreement for the purchase, lease, sublease or license of real property, or any operating lease or any renewals thereof other than amendments to Use Agreements or the expiration of Use Agreements in the ordinary course of business;

(t) Adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of either of the Companies; or

(u) Enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 2.7.

2.8 Claims. Except as set forth on Schedule 2.8: (a) there are no actions, suits, proceedings, hearings, investigations, audits, charges, complaints, claims or demands of any kind (each, an “Action”) pending or, to the Knowledge of the Companies, threatened against or affecting the Companies; (b) there are no injunctions, judgments, orders, decrees or rulings of any kind which are outstanding against or unsatisfied by the Companies; (c) neither of the Companies is charged or, to the Knowledge of the Companies, threatened with, or under investigation with respect to, any Permit or alleged violation of any provision of any Law relating to the Companies, the Purchased Assets or the Business; and (d) there is no Action by either of the Companies pending, or which either of the Companies has commenced preparations to initiate, against any other Person.

2.9 Legal Compliance; Permits. Except as set forth on Schedule 2.9: (a) each of the Companies is currently, and has been since January 1, 2015 in compliance in all material respects with each applicable Law, including the Video Gaming Act; and (b) each of the Companies is, and at all times has been, in possession of all Permits (including a valid terminal operator’s license from the State of Illinois and the IGB for Lattner) required to conduct the Business or maintain the Purchased Assets, a complete and correct list of which is set forth, as of the date hereof, on Schedule 2.9, and such Permits are current, valid and in full force and effect, and have not been revoked, rescinded, suspended, canceled or terminated, nor has notice been given of any threatened revocation, rescission, suspension, cancellation, termination or non-renewal.

2.10 Material Contracts.

(a) Schedule 2.10 contains a list of each of the following contracts (other than Use Agreement, Amusement Agreements, ATM Agreements and Leases) to which either of the Companies is a party or by which it is bound (each contract required to be listed on Schedule 2.10, a “Material Contract”):

(i) any live use agreements to which either of the Companies is a party, which agreement is in effect as of the date of this Agreement (the “Live Use Agreements”);

(ii) any non-live use agreements to which either of the Companies is a party, which agreement is in effect as of the date of this Agreement (the “Non-Live Use Agreements”) (the Live Use Agreements and the Non-Live Use Agreements, collectively the “Use Agreements”);

(iii) any amusement agreements to which either of the Companies is a party, which agreement is in effect as of the date of this Agreement (the “Amusement Agreements”);

(iv) any agreements to which either of the Companies is a party that grant either of the Companies the exclusive right to provide ATM service, which agreement is in effect as of the date of this Agreement (the “ATM Agreements”);

(v) any contract for the lease of personal property to or from any Person providing for lease payments or receipts in excess of $100,000 per annum;

(vi) any contract which provides for the purchase exclusively by either of the Companies of Equipment, the remaining term of which exceeds six (6) months from the date hereof and which is reasonably anticipated to involve individual or aggregate payments or consideration of $150,000 or more per year by either of the Companies, excluding open purchase orders entered into in the ordinary course of business;

(vii) any contract pursuant to which either of the Companies is a party to any partnership, strategic alliance, joint venture arrangement or similar arrangement;

(viii) any contract that restricts the ability of either of the Companies or any of its Affiliates to freely enter into, engage in or compete in any line of business or geographic area, acquire any entity or business, solicit any potential employees, consultants, contractors or other suppliers or customers in any market, or that contains a “most-favored nations” clause, first refusal, first offer provisions or similar terms or other terms providing a guaranty of preferential pricing or treatment to a third party;

(ix) any settlement agreements (including any agreement under which any employment-related claim is settled) entered into since January 1, 2016, or that include any continuing material obligation of either of the Companies;

(x) any contract for the employment of any Person by either of the Companies providing annual base salary in excess of $150,000;

(xi) any contract evidencing indebtedness in excess of $250,000 or granting any Person a Lien on all or any part of the material assets or rights of the Companies, other than Liens which will be released at or prior to the Closing;

(xii) any contract evidencing any obligations of the Company with respect to the issuance, sale, repurchase or redemption of any membership interest or other equity securities of the Companies;

(xiii) any agreements related to Intellectual Property that are material to the operation of the Business;

(xiv) any contract that is the sole source of supply of the applicable product, material or service and the loss of which would reasonably be expected to be material to either of the Companies;

(xv) any contract under which either of the Companies has, directly or indirectly, (x) made any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person, in each case that remains outstanding as of the date hereof, or (y) agreed to make after the date hereof any loan, advance or assignment of payment to any Person or any capital contribution to, or other investment in, any Person;

(xvi) any contract for capital expenditures or the acquisition or construction of fixed assets requiring the Companies to make remaining payments in excess of $250,000;

(xvii) any contract relating to the acquisition, sale or other disposition of any of the material assets of the Companies;

(xviii) any Affiliate Agreements;

(xix) any contract that involves the sharing of profits with other Persons or the payment of royalties to any other Person;

(xx) any contract with a Top Customer or a Top Supplier; and

(xxi) any contract not of a type listed above, involving reasonably anticipated payments to or from either of the Companies in excess of $500,000 per annum and that does not expire or is not terminable without penalty within a period of one (1) year following the date of this Agreement.

(b) A complete and correct copy of each Material Contract have been made available to Purchaser, each as amended to date and in effect on the date of this Agreement. With respect to each Material Contract: (i) such contract is a valid and binding agreement of the applicable Company, in full force and effect, and enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies; (ii) the applicable Company is not in breach or default, or in receipt of any written claim of breach or default, in any material respect under such Material Contract; (iii) to the Knowledge of the Companies, no other party is in breach or default in any material respect under such Material Contract; and (iv) to the Knowledge of the Companies, no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, by the Companies or, the other party thereto, under such Material Contract.

2.11 Real Property. Neither of the Companies owns any real property. Schedule 2.11 contains a list of all leases to which either of the Companies is a party or by which it is bound (the “Leases”) and a description of the real property leased thereby (the “Leased Real Property”). A complete and correct copy of each Lease has been made available to Purchaser, each as amended to date and in effect on the date of this Agreement. With respect to each Lease: (i) the Lease is a legal, valid and binding agreement of the applicable Company in full force and effect, and enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies; (ii) the applicable Company is not in breach or default, or in receipt of any written claim of breach or default, in any material respect under the Lease; (iii) to the Knowledge of the Companies, no other party is in breach or default in any material respect under the Lease; (iv) to the Knowledge of the Companies no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, by the Companies or, to the Knowledge of the Companies, the other party thereto, under such Lease; (v) the applicable Company has a valid leasehold interest in, and is in lawful possession of, the Leased Real Property free and clear of any Liens other than Permitted Encumbrances; (vi) the rents set forth in the Leases are the actual rentals being paid; and (vii) the interest of the applicable Company in the Leased Real Property has not been subleased, licensed, or assigned.

2.12 Use Agreements. Each Use Agreement was secured with the subject Establishment without the payment of any inducement prohibited by Law. To the Knowledge of the Companies, each Establishment entered into its respective Use Agreement with the intent to become a licensed Establishment under the Video Gaming Act. As of the date of this Agreement, except as set forth on Schedule 2.12, each Establishment has applied for a license with the IGB.

2.13 Employment Matters.

(a) Set forth on Schedule 2.13(a) is a complete and accurate list as of the date of this Agreement of the following information for each Employee, including any Employee on leave of absence, and to the extent applicable, any independent contractor or non-employee service provider: name, employing or contracting entity, job title or description of services provided, date of hire or commencement of service, work location, full-time or part-time status, current compensation paid or payable (including base salary or hourly rate and any bonus or incentive compensation) and such information for 2017, current non-cash compensation (e.g. use of a car), exempt or non-exempt classification, whether covered by the terms of a collective bargaining agreement or an employment or consulting agreement, any immigration requirements, such as visas required for employment, accrued and unused personal time (i.e., vacation, sick, paid time off).

(b) There will be no incidence of severance payments or any other termination benefits with respect to any Employee for which Purchaser will be responsible. Neither of the Companies is a party to or bound by any collective bargaining agreement, labor union contract or trade union agreement and has not experienced any strikes, lockout, picketing, sit-in, boycott, work stoppage or similar form of organized labor disruption, grievances, demand for arbitration, claims of unfair labor practices or other collective bargaining disputes and none are threatened. In addition, to the Knowledge of the Companies, no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to Employees.

(c) The Companies have complied in all material respects with all Laws relating to employment or labor, including, but not limited to all applicable Laws relating to the payment of wages, overtime exemption and independent contractor designations, reductions in force, equal employment opportunity, work conditions, employment discrimination, harassment, safety and health, collective bargaining, leaves of absence, workers’ compensation, immigration, visa and work permit requirements, and employment Taxes. To the Knowledge of the Companies, the Companies have not committed any unfair labor practice. No organizational effort is presently being made or, to the Knowledge of the Companies, threatened by or on behalf of any labor union with respect to the Employees. There are no pending or, to the Knowledge of the Companies, threatened judicial, administrative or arbitral actions, suits, claims, investigations, audits, mediations or proceedings (public or private), by or before a governmental entity, including but not limited to any government, tribunal, administrative agency, or commission, or arbitrator against the Companies related to Employees, independent contractors or other non-employee service providers of the Companies.

(d) Except as set forth on Schedule 2.13(d), the employment of all Employees is terminable at will without cost or Liability to the Companies, except for amounts earned prior to the time of termination, and all contracts among either of the Companies and any independent contractor and non-employee service provider are terminable at will without cost or Liability to the Companies, except for amounts earned prior to the time of termination. To the Knowledge of the Companies, no Employee intends to terminate his or her employment. To the Knowledge of the Companies, no Employee is subject to any non-compete, non-solicitation, nondisclosure, confidentiality, employment, or consulting agreement which conflict with the business activities of the Companies or the Employee’s job duties with the Companies.

(e) Lattner has provided to Purchaser accurate and complete copies of all employee handbooks and manuals, and employment policy statements applicable to Employees and all employment agreements and independent contractor agreements for all current Employees, independent contractors and non-employee service providers.

(f) The Companies have taken commercially reasonable measures to ensure that each Employee, independent contractor or other non-employee service provide who is required to have a gaming or other license under any gaming Laws, including but limited to the Video Gaming Act, or other Law maintains such license in current and valid form.

(g) The representations and warranties set forth in this Section 2.13 are the Sellers’ sole and exclusive representations and warranties regarding employment matters.

2.14 Benefit Plans.

(a) Schedule 2.14(a) sets forth, as of the date hereof, a complete and correct list of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement or severance plans, programs or arrangements and all employment, termination, severance or other agreements with or covering (including eligibility to participate) any Employee, in each case (i) to which either of the Companies or any of its ERISA Affiliates is a party, (ii) with respect to which either of the Companies or any of its ERISA Affiliates has or could have any obligation or Liability or (iii) that are maintained, contributed to or sponsored by either of the Companies or any of its ERISA Affiliates for the benefit of any current or former Employees or their dependents or beneficiaries (each a “Benefit Plan”).

(b) With respect to each Benefit Plan, Lattner has delivered or made available to Purchaser true, correct and complete copies of (i) each Benefit Plan and any trust agreement relating to such plan or with respect to any Benefit Plan that is not in writing, a written description of the material terms thereof, (ii) the most recent actuarial valuation (if applicable) relating to such Benefit Plan, (iii) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Benefit Plan, and (iv) all filings and material correspondence with an Authority from the past three years.

(c) There is no Benefit Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA that provides retiree or post-employment benefits to a current or former director, officer, employee or other service provider of the Companies, other than (i) pursuant to Section 4980B of the Code or any similar state Law.

(d) Each Benefit Plan has been administered in accordance with its terms and materially complies in form and in operation in all respects with applicable Laws, (including ERISA and the Code).

(e) At no time have the Companies or any trade or business (whether or not incorporated), which is or within the last six years, has been under common control with the Companies within the meaning of Section 4001(b)(1) of ERISA, or which together with the Companies is, or within the last six years, has been treated as a single employer for purposed of Section 414(b), (c), (m) or (o) of the Code (each an “ERISA Affiliate”) contributed to, been obligated to contribute to, or otherwise sponsored or participated in (i) any multiemployer pension plan (as defined in Section 3(37) of ERISA and Section 414(f) of the Code); (ii) any multiple employer plan (within the meaning of Sections 4063 and 4064 of ERISA and Section 413(c) of the Code); or (iii) a plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code or other pension plan, in each case, that is subject to Title IV of ERISA.

(f) There is no written or unwritten agreement, plan, arrangement or other contractual obligation to which either of the Companies is a party or by which the Companies are bound to compensate any Person for excise Taxes paid pursuant to Section 4999 or Section 409A of the Code. Neither of the Companies nor any ERISA Affiliates are a nonqualified entity within the meaning of Section 457A of the Code.

(g) Except as set forth on Schedule 2.14(g), neither the execution and delivery of this Agreement by the Companies nor the consummation of the Transaction will result in the acceleration or creation of any rights of any person to payments or benefits or increases in any payments or benefits or any loan forgiveness.

2.15 Commission and Incentive Agreements. Except as set forth on Schedule 2.15, neither Company is a party to any contract or agreement with any Person where such Person is entitled to a commission, incentive or other payment in connection with any Purchased Asset (including in connection with any Use Agreement or ATM Agreement). Sellers have delivered copies of each such contract or agreement listed on Schedule 2.15.

2.16 Taxes.

(a) The Companies have: (i) timely filed (taking into account any valid extensions) all Tax Returns that either of the Companies is required to file; (ii) timely paid (or set aside for timely payment) all Taxes that are due in connection with or with respect to the periods or transactions covered by such Tax Returns (whether or not shown or required to be shown on any Tax Return); and (iii) collected all Taxes that the Companies were required to collect, and to the extent required, paid such Taxes to the proper Authority.

(b) All Tax Returns filed by or with respect to each of the Companies are correct and complete in all respects and were prepared in accordance with all applicable Laws and accurately reflect the taxable income or other measure of Tax. No Tax Return filed by either of the Companies has ever been audited by an Authority (nor has any Authority asserted that Tax Returns should have been filed in any jurisdiction where Tax Returns have not been filed) and there are no pending or, to the Knowledge of the Companies, threatened, actions, suits, proceedings, disputes, investigations, audits, charges, claims or demands of any kind relating to Taxes or the Tax Returns of the Companies. The unpaid Taxes of the Companies (i) did not, as of date of the most recent balance sheet included as part of the Financial Statements, exceed the reserve for Liabilities for Taxes (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such balance sheet (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past practice of the Companies in filing their Tax Returns.

(c) There is no Tax sharing agreement, Tax allocation agreement, Tax indemnity obligation or similar written or unwritten agreement, arrangement, understanding or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other arrangement relating to Taxes) that will require any payment by either of the Companies.

(d) Neither of the Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e) All Taxes which the Companies are obligated to withhold from amounts owing to any partner, employee, creditor or third party have been timely paid or set aside for timely payment to the appropriate Authority.

(f) There are no liens on the assets of either of the Companies relating to attributable to Taxes, except for statutory liens for Taxes not yet due and payable and for which reserves have been established in accordance with generally accepted accounting principles.

(g) Lattner is, and at all times since its formation has been, classified as a partnership for U.S. federal income tax purposes and has not made any election to the contrary. Rock Solid is, and at all times since its formation has been, classified as an entity disregarded as separate from its owner for U.S. federal income tax purposes and has not made an election to the contrary.

(h) The consummation of the transactions (either together with or upon the occurrence of any additional or subsequent events) will not result in any “excess parachute payment” (within the meaning of Section 280G of the Code) to any Person.

2.17 Intellectual Property. Schedule 2.17 sets forth a true and complete list of all applications and registrations for all Intellectual Property owned by either of the Companies, including for each item listed, as applicable, the owner, the jurisdiction, the application number, and the registration number, and for each domain name registration, the applicable registrar, the name of the registrant, and the expiration date for the registration (the “Registered Intellectual Property”), and of any unregistered service marks or trademarks used by either of the Companies. The Companies hold a valid license to all material Intellectual Property of the Companies that is not owned by them used in the Business. To Knowledge of the Companies: (i) the Intellectual Property of the Companies as currently licensed or used by the Companies, and the Companies’ conduct of the Business, do not (A) infringe, misappropriate or otherwise violate the Intellectual Property of any Person; or (B) constitute unfair competition or trade practices under the Laws of any relevant jurisdiction; and (ii) no Person is infringing, misappropriating or otherwise violating any Registered Intellectual Property of the Companies. Each of the Companies takes and has taken commercially reasonable measures, generally consistent with industry standards, to safeguard the Proprietary Information of the Companies, as well as all Proprietary Information of any third Person with respect to which the Companies have a confidentiality obligation.

2.18 Information Technology. Since January 1, 2015, there has been (i) no failure, breakdown or continued substandard performance of any IT Systems that has caused a material disruption or interruption in or to or has had a material effect on any customer’s use of the IT Systems or the operation of the Business, and (ii) to the Knowledge of the Companies, no unauthorized access to or use of any IT Systems. The Companies have taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the Companies (including such data and information that is stored on magnetic or optical media in the ordinary course of business consistent with past practice). The Companies have in place industry standard (and, in any event, not less than commercially reasonable) disaster recovery and business continuity plans and procedures.

2.19 Environmental Matters. No written notice, order, request for information, complaint or penalty has been received by either of the Companies, and there are no Actions pending or, to the Knowledge of the Companies, threatened against either of the Companies, in each case which allege a violation of or Liability under any Environmental Law. Each of the Companies has complied with all applicable Environmental Law and has obtained or caused to be obtained all Permits required by Environmental Law for the operation of the Business to comply with all applicable Environmental Laws, and the Companies are in compliance with the terms of such Permits.

2.20 Data Protection.

(a) The Companies have written privacy and security policies that govern, and have provided sufficient disclosure with respect to, their collection, storage, use, disclosure and transfer of Personal Information, including providing any type of notice and obtaining any type of consent required by applicable Law. Such policies and disclosures have not contained any material omissions of the Companies’ practices

(b) The Companies have complied in all material respects with all Data Protection Requirements.

(c) There are no contractual requirements or other legal obligations that, following the Closing, would prohibit the Purchaser or any of its Affiliates from receiving or using Company Data in the manner in which the Companies receive and use such Company Data prior to the Closing.

(d) The Companies have implemented reasonable administrative, technical and physical safeguards to protect Personal Information collected by or on behalf of the Companies against loss and against unauthorized access, acquisition, use, modification, disclosure or other misuse, including implementing and monitoring compliance with reasonable measures with respect to technical and physical security of such Personal Information.

(e) In connection with each third-party servicing, outsourcing or similar arrangement involving Personal Information acquired from or on behalf of the Companies, the Companies have contractually obligated any service provider to (i) comply with all Laws applicable to Personal Information, (ii) take reasonable steps to protect and secure Personal Information from unauthorized disclosure, (iii) restrict use of Personal Information to those authorized or required under the servicing, outsourcing or similar arrangement.

(f) There has been no loss, damage, or unauthorized access, acquisition use, modification, disclosure or other misuse of any Company Data, and no Person (including any Authority) has made any claim or commenced any Action with respect to loss, damage, or unauthorized access, acquisition use, modification, disclosure or other misuse of any Company Data (and there is no reasonable basis for any such claim or Action).

2.21 Insurance. Schedule 2.21 contains a list of all policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by the Companies as of the date of this Agreement. True, correct and complete copies of such insurance policies have been delivered to or made available to Purchaser. With respect to each such insurance policy: (a) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (b) neither of the Companies is in material breach or material default (including any such breach or default with respect to the payment of premiums or the giving of notice) and, to the Knowledge of the Companies, no event has occurred which, with notice or the lapse of time, will constitute such a material breach or material default, or permit termination or modification, under the policy; (c) to the Knowledge of the Companies, as of the date hereof, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (d) as of the date hereof, no written notice of cancellation or termination has been received other than in connection with ordinary renewals.

2.22 Suppliers and Customers. Schedule 2.22 sets forth a complete and correct list of: (i) the five largest suppliers to Lattner during the fiscal year ending December 31, 2017 (based on Dollar amount paid to such supplier during such year) (the “Top Suppliers”); and (ii) the ten largest customers of Lattner during the fiscal year ending December 31, 2017 (based on Dollar amount of revenue recognized during such year) (the “Top Customers”). Neither of the Companies has received any notice, letter, complaint or other communication from any Top Supplier or Top Customer to the effect that it (A) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with either of the Companies in a manner that is, or is reasonably likely to be, adverse to such Company, or (B) will fail to perform, or is reasonably likely to fail to perform, its obligations under any agreement with either of the Companies in any manner that is, or is reasonably likely to be, adverse to such Company.

2.23 Intercompany Transactions.

(a) Except as set forth on Schedule 2.23, no member, Employee, director, officer or Affiliate of the Companies, or any immediate family member of such Person or entity in which any such Person owns, directly or indirectly, any beneficial interest: (i) is a party to any agreement or other form of transaction or arrangement with either of the Companies in connection with any aspect of the Business or any of the Purchased Assets; or (ii) has an interest in any of the Purchased Assets or any property used by or in connection with any aspect of the Business (collectively, “Affiliate Agreements”).

(b) No member, director, officer or Affiliate of the Companies, or any immediate family member of such Person or entity in which any such Person owns, directly or indirectly, any beneficial interest in: (i) is engaged in, or owns a beneficial interest in any Person that is engaged in, competition with the Companies with respect to any line of the products or services of the Companies, or otherwise the Business, in any market presently served by the Companies or the Business; or (ii) owns any beneficial interest any supplier, licensor, lessor, distributor, independent contractor or customer of the Companies or the Business; in each case, other than an interest of not more than 2% of the outstanding stock of any company which is publicly traded on a national stock exchange or the over the counter market.

2.24 Brokers. Except for Wells Fargo Securities, LLC, whose fee shall be paid by the Companies (as Transaction Expenses), there are no brokers, finders or investment bankers involved with the Transaction entitled to any brokerage, finder’s or other fee or commission or other similar payment as a result of the Transaction.

2.25 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANIES EXPRESSLY STATED IN THIS ARTICLE 2, THE DISCLOSURE SCHEDULES OR IN ANY DOCUMENT DELIVERED BY THE COMPANIES PURSUANT TO THIS AGREEMENT, PURCHASER ACKNOWLEDGES AND AGREES THAT, AS A MATERIAL INDUCEMENT TO THE COMPANIES TO EXECUTE AND ACCEPT THIS AGREEMENT AND IN CONSIDERATION OF THE PERFORMANCE BY THE COMPANIES OF THEIR DUTIES AND OBLIGATIONS UNDER THIS AGREEMENT, NEITHER OF THE COMPANIES NOR ANY PERSON WHO HAS A DIRECT OR INDIRECT OWNERSHIP INTEREST IN EITHER OF THE COMPANIES, NOR ANY OFFICER, DIRECTOR, MEMBER, MANAGER, EMPLOYEE, AGENT OR AFFILIATE OF EITHER OF THE COMPANIES OR ANY PERSON WHO HAS A DIRECT OR INDIRECT OWNERSHIP INTEREST IN EITHER OF THE COMPANIES (COLLECTIVELY, THE “SELLER PARTIES”), HAS MADE, AND THAT THE COMPANIES AND SELLER PARTIES DO NOT MAKE AND SPECIFICALLY NEGATE AND DISCLAIM, ANY STATEMENT, REPRESENTATION, PROMISE OR WARRANTY (WHETHER ORAL OR IN WRITING) OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS OR IMPLIED, PAST, PRESENT, FUTURE OR OTHERWISE, OF, AS TO, CONCERNING OR WITH RESPECT TO THE PURCHASED ASSETS OR THE BUSINESS.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES

OF PURCHASER AND MERGER SUB

Purchaser and Merger Sub, jointly and severally, represent and warrant to Lattner that the statements contained in this Article 3 are true and correct as of the date of this Agreement and as of the Closing Date:

3.1 Organization and Good Standing. Purchaser is a corporation duly formed, validly existing and in good standing under the Laws of the State of Nevada. Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Illinois.

3.2 Authority and Enforceability. Each of Purchaser and Merger Sub has full power and authority, to execute, deliver and perform this Agreement and any Ancillary Document delivered or to be delivered pursuant to the Transaction, and the execution, delivery and performance of this Agreement and any Ancillary Document by each of Purchaser and Merger Sub, has been duly authorized by all necessary action on its part. This Agreement has been duly executed and delivered by each of Purchaser and Merger Sub and (assuming due execution and delivery by the Companies and Representative) constitutes the valid and legally binding obligation of it, enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Except for filing the Certificate of Merger and providing notice of the Transaction to the IGB and pursuant to the HSR Act, Purchaser is not required to give any notice to, make any filing with or obtain any authorization, consent or approval of any Authority or Person in order for Purchaser and Merger Sub to consummate the Transaction.

3.3 Noncontravention. The Transaction will not: (a) violate any Law or other restriction of any Authority to which each of Purchaser or Merger Sub is subject; (b) violate any provision of each of Purchaser or Merger Sub’s articles of formation, bylaws or operating agreement, as amended, or any resolution adopted by the directors, managers or members of each of Purchaser or Merger Sub; or (c) in any material respect, conflict with, result in a breach of, constitute a default under, result in the acceleration of, give any Person the right to accelerate, terminate, modify or cancel, or require any notice under, any agreement, Permit, instrument or other arrangement to which each of Purchaser or Merger Sub is a party or by which it is bound or to which any of its assets or properties are subject.

3.4 Financial Capacity. Purchaser will have sufficient capital on hand to fund the total consideration to be paid under this Agreement and, as of the Closing, has immediately available cash funds to pay the total consideration contemplated to be paid under this Agreement and to make all other necessary payments of fees and expenses in connection with the Transaction.

3.5 Solvency. Immediately after giving effect to the transactions contemplated under this Agreement and Ancillary Documents, Purchaser shall be solvent and shall: (a) be able to pay its debts as they become due; (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent Liabilities); and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Purchaser or the Companies. In connection with the transactions contemplated hereby, Purchaser has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured. As used in this Section 3.5, “solvent” means that the sum of the debts and other probable Liabilities of Purchaser is lesser than the present fair saleable value of Purchaser’s assets.

3.6 Claims. There are no actions, suits, proceedings, hearings, investigations, audits, charges, complaints, claims or demands of any kind pending or, to the knowledge of Purchaser, threatened that challenges, or that would have the effect of preventing, delaying, making illegal, the Transaction.

3.7 Brokers. Purchaser has not made any agreement or taken any other action which might cause any Person to become entitled to a broker’s or finder’s fee or commission or other similar payment as a result of the Transaction.

3.8 Independent Investigation; Acknowledgement. Purchaser acknowledges and agrees that it has conducted its own independent investigation, review and analysis of, and, based thereon, has formed an independent judgment concerning the Companies, the Business and the Purchased Assets, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Companies for such purpose. Purchaser acknowledges and agrees that it has had an opportunity to ask all questions of and receive answers from the Companies with respect to any matter Purchaser considers material in determining whether to enter into this Agreement and to consummate the Transaction. Purchaser and acknowledges and agrees that: (a) the express representations and warranties of the Companies set forth in Article 2 of this Agreement (including related portions of the Disclosure Schedules) are the only representations and warranties made by the Companies; and (b) none of the Companies, any Seller Party or any other Person has made any representation or warranty as to the Companies, the Business, the Purchased Assets or this Agreement, except as expressly set forth in Article 2 of this Agreement (including the related portions of the Disclosure Schedules).

ARTICLE 4.

PRE-CLOSING COVENANTS

The Parties covenant and agree as follows with respect to the period between the date of this Agreement and until the earlier of the termination of this Agreement in accordance with the terms hereof and the Closing (except as expressly contemplated otherwise by this Agreement):

4.1 General. The Parties shall use their commercially reasonable efforts to take all actions and do all things necessary, proper or advisable in order to consummate and make effective the Transaction (including satisfaction, but not waiver, of the conditions to Closing set forth in Article 6).

4.2 Conduct of the Business. Lattner shall, and shall cause Rock Solid to:

(a) conduct, carry on, maintain and preserve the Business, keep available the services of the Employees, agents and representatives of the Business, preserve the good will of the Business with suppliers, customers and others having business relations with the Business, and maintain the Purchased Assets and its books of account, records and files, all in the ordinary course of business consistent with past practice; and

(b) except as consented to by Purchaser or as disclosed in Schedule 4.2, not take or omit to take any action which if taken or omitted prior to Closing would constitute a breach of any representations, warranties or covenants of the Companies in this Agreement, including the taking of any action, or omitting to take any action, which would cause, or could reasonably be expected to cause a Material Adverse Effect, or commit to take or cause any of the events or changes listed in Section 2.7 to occur.

4.3 Obtaining Approvals.

(a) The Parties will each use commercially reasonable efforts and cooperate with each other: (i) to make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Transaction required under the HSR Act; provided that the Parties shall cooperate with each other in connection with the making of all such filings, including providing copies of those sections of such documents requiring coordination to the non-filing Party and its advisors prior to filings and, if requested, will accept all reasonable additions, deletions or changes suggested in connection therewith; and (ii) to furnish all information required for any application or other filing to be made pursuant to any applicable Law or any applicable regulations of any Authority in connection with the Transaction.

(b) Each Party will give prompt notice to the other Parties of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transaction; (ii) any notice or other communication from any Authority in connection with the Transaction; or (iii) any material litigation, relating to or involving or otherwise affecting any Party or its Affiliates that relates to the consummation of the Transaction.

(c) Each Party will give (or will cause their respective Affiliates to give) any notices to other Persons, and use, and cause their respective Affiliates to use, commercially reasonable efforts to obtain any consents from other Persons necessary, proper or advisable to consummate the Transaction request provided, however, that the Companies shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

(d) Without limiting the generality of Section 4.3(a), the Parties expressly commit to use their best efforts (i) to make a HSR Act filing within ten (10) Business Days after the date of this Agreement, and will cooperate with the other Party regarding any filings required of the Parties or their Affiliates pursuant to the HSR Act and any other comparable premerger filing statutes, if applicable, in any other jurisdiction that may be necessary, proper or advisable in order to consummate the Transaction, which filings shall include a request for early termination of any waiting period, if available. In the event, after filing of a Notification and Report Form pursuant to the HSR Act, the Parties receive a Second Request in connection with the Transactions the Parties shall comply with such Second Request as provided by Section 7A(e) of the HSR Act expeditiously. If the Parties receive a subpoena or civil investigative demand requesting materials and information similar to that usually demanded in a Second Request, the Parties shall comply with such subpoena or civil investigative demand expeditiously. If the Authority disputes the adequacy of compliance by Purchaser with respect to a Second Request, subpoena or civil investigative demand, Purchaser shall endeavor to satisfy the Authority so as to minimize any delay in the conduct or resolution of the investigation. Purchaser shall be responsible for paying all filing fees associated with the HSR filings and any other similar filings required in any other jurisdictions by Purchaser, the Companies and their respective Affiliates.

4.4 Access to Information. From the date of this Agreement until the earlier of the Closing Date and the termination of the Agreement, to the extent permitted by applicable Law, Lattner shall, and shall cause Rock Solid to, furnish to Purchaser all documents, records and information concerning the Companies, the affairs of the Business and the Purchased Assets as Purchaser may reasonably request and provide access to the Companies’ premises, personnel, representatives (including accountants and counsel) and properties (including books and records) as Purchaser may reasonably request, provided, that Lattner may withhold information to the extent required under any confidentiality obligation owed to a third party on the date hereof in the event that the Companies are unable to obtain the consent of the third party to disclose such information to Purchaser (in which case, Lattner shall notify Purchaser in writing that it is unable to deliver certain information due to confidentiality requirements and generally identify such information to Purchaser).

4.5 Supplements to Schedules; Notice of Developments. If necessary, on a periodic basis, Lattner shall supplement or amend the Disclosure Schedule and deliver it to Purchaser, with respect to any matter that is or would have been required to be set forth or described in the Disclosure Schedule or that is necessary to correct any information in the Disclosure Schedule which has been rendered inaccurate thereby promptly following discovery thereof, provided that (i) the matter or circumstance underlying such change was not in existence prior to the date of this Agreement and (ii) neither of the Companies had any knowledge of such matter or circumstance prior to the date of this Agreement (each, a “Schedule Update”). If any such Schedule Update would result in the failure of the condition set forth in Section 6.1(a) to be satisfied and Purchaser would as a result have the right to terminate this Agreement pursuant to Section 8.1(c) and Purchaser does not elect to so terminate this Agreement within ten (10) Business Days of receipt of such Schedule Update, the Disclosure Schedule shall be deemed to have been supplemented or amended as of the date hereof with respect to the matters contained in such Schedule Update. If any such Schedule Update does not provide Purchaser with the right to terminate this Agreement pursuant to Section 8.1(c), no such Schedule Update shall (i) be effective or constitute an exception to the representations and warranties of the Companies or limit in any way Purchaser’s rights or remedies in respect of any breach of such representations and warranties, (ii) have any effect for purposes of determining satisfaction of the conditions set forth in Article 6 or (iii) effect or limit in any way Purchaser’s rights under Article 7 or Article 8.

4.6 Subsequent Acquisition Proposals. From the date of this Agreement until the earlier of the Closing Date and the termination of the Agreement pursuant to its terms, Lattner shall not, and shall cause Rock Solid and each of their Affiliates, members, directors, officers, Employees, investment bankers, attorneys, accountants or other representatives or agents (collectively, “Representatives”) retained by, or acting with the authority of the Companies not to, directly or indirectly, (i) solicit, initiate, encourage (including by way of furnishing information), induce, endorse or enter into any agreement with respect to, or take any other action to facilitate, any inquiry or the making of any proposal that constitutes, or may be reasonably expected to lead to, any Acquisition Proposal. If Lattner or any of its Representatives receives an unsolicited written inquiry or offer, or is approached in any manner by a Person, relating to an Acquisition Proposal, it will promptly and in any event within 24 hours, notify Purchaser of the same and provide to Purchaser a copy of any written inquiry or offer and all correspondence related thereto; provided that neither Lattner nor its Representatives shall have any obligation to disclose the details of any Acquisition Proposal (or provide any related documents or correspondence) if such action would cause Lattner or any of its Representatives to breach any confidentiality or similar agreement in effect as of the date of this Agreement.

4.7 Payoff Letter. Prior to Closing, Lattner shall deliver to Purchaser a payoff letter reasonably satisfactory to Purchaser from each holder of the Companies’ Indebtedness that is borrowed money, including a payoff letter from the Administrative Agent setting forth the amount to be paid to the Administrative Agent to satisfy the Companies’ Indebtedness pursuant to the Credit Agreement, and in each case including a release of all Liens and guarantees in connection with such repaid Companies’ Indebtedness (the “Payoff Letter”).

ARTICLE 5.

CLOSING AND POST-CLOSING COVENANTS

The Parties covenant and agree as follows with respect to the period as of and following Closing:

5.1 General. In case at any time after Closing any further action is necessary or desirable to carry out the purposes of this Agreement or any Ancillary Document delivered or to be delivered pursuant to the Transaction, each of the Parties shall take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party with respect to reasonable out of pocket costs (unless the requesting Party is entitled to indemnification therefor under Article 7). Sellers and the Companies shall take any and all further actions necessary or desirable to ensure that Rock Solid is a wholly owned subsidiary of Lattner.

5.2 Post-Closing Cooperation, Access to Information and Retention of Records.

(a) Without limiting the generality of Section 5.1, Sellers, Representative and Purchaser shall cooperate fully with each other after Closing so that each Party has access to the business records, contracts and other information existing as of Closing and relating in any manner to the Purchased Assets or the conduct of the Business (whether in the possession of Sellers, the Companies, Representative or Purchaser). No files, books or records existing as of Closing and relating in any manner to the Purchased Assets, the Assumed Liabilities or the conduct of the Business shall be destroyed by any Party in a manner inconsistent with such Party’s record retention policies or practices, after the Closing Date without giving the other Parties at least 30 days’ prior written notice, during which time such other Parties shall have the right (subject to the provisions of Section 5.2(b)) to examine any such files, books and records prior to their destruction in accordance with and under the terms of an appropriate and customary nondisclosure undertaking by the examining Party. The Parties agree that upon reasonable request of the other Parties such Party shall provide a copy or summary of such Party’s record retention policy or practices. Purchaser, the Representative and the Sellers shall provide each other with such assistance as may reasonably be required in connection with the preparation of any Tax Return and the conduct of any audit or other examination by any taxing Authority or in connection with judicial or administrative proceedings relating to any Liability for Taxes; provided, however, that notwithstanding any provision to the contrary herein, Purchaser shall not be required to disclose to the Representative or the Sellers any consolidated, combined, affiliated or unitary Tax Return which includes Purchaser or any of its Affiliates, or any information or materials related thereto.

(b) The access to files, books and records contemplated by Section 5.2(a) shall be during normal business hours and upon not less than two (2) days’ prior written request, shall be subject to such reasonable limitations as the party having custody or control thereof may impose to preserve the confidentiality of information contained therein as contemplated in Section 9.1, and shall not extend to material subject to a claim of privilege unless expressly waived by the party entitled to claim the same. The Parties agree that upon the reasonable request of a Party, the other Party shall, in a timely manner, provide copies of all such files, books and records contemplated by Section 5.2(a), the cost to be borne by the requesting Party.

5.3 Employee Matters.

(a) Prior to the Closing, Lattner shall have delivered to Purchaser evidence reasonably satisfactory to Purchaser that each employment (or similar) agreement of any Employee identified by Purchaser at least ten (10) Business Days prior to the Closing Date (the “Identified Employees”) with either of the Companies has been terminated and is of no further force or effect as of the Closing. The Companies will provide to all such terminated Employees a final paycheck in accordance with their normal payroll practices and applicable Law. All accrued benefits, vacations, or wages owing to all Employees up until 11:59 p.m. (Central Time) on the day prior to the Closing Date, and all Liabilities associated with the termination of the Identified Employees or their employment (or similar) agreements (including any severance or other payment that is triggered by such termination or the consummation of the Merger or the other Transactions, which shall constitute Transaction Expenses), shall be Liabilities of the Companies and shall be paid by the Companies prior to or simultaneously with the Closing.

(b) At any time prior to the Closing, Purchaser will have the right, but not the obligation, to interview or otherwise meet and/or have discussions with the Employees during normal business hours and as otherwise requested by Purchaser. In connection therewith, the Companies will reasonably cooperate with Purchaser to facilitate any such interviews, meetings or discussions. Effective as of the Closing Date, Purchaser shall, or shall cause an Affiliate of Purchaser to, offer employment to such number of Employees so as not to trigger any notification requirements under the Worker Adjustment Retraining Notification Act, as amended (the “WARN Act”) or any comparable state law applicable to such Employees. Purchaser or Purchaser’s Affiliate will pay all benefits, vacation/sick pay and wages accruing from and after 12:01 a.m. (Central Time) on the Closing Date for all Employees.

(c) Purchaser shall be responsible for complying with the WARN Act or any similar Law or any and all Liabilities, resulting from Purchaser’s actions on or after the Closing Date, for failure to comply with the WARN Act or any similar Law.

(d) Effective no later than the day prior to the Closing Date, the Companies shall terminate all Benefit Plans listed on Schedule 5.3(d) or otherwise specified by Purchaser prior to the Closing Date, including any and all Benefit Plans intended to qualify as a qualified cash or deferred arrangement under Section 401(k) of the Code (“Company DC Plans”). Lattner shall provide Purchaser with evidence that each Company DC Plan has been terminated effective no later than the day prior to the Closing Date pursuant to resolutions duly adopted by the board of managers of the Companies or such other applicable governing body or committee thereof.

(e) During the period from the date hereof until the Closing Date, Purchaser shall have access to, and the right to engage in discussions and conduct meetings with, the Employees regarding the terms of potential post-Closing employment or engagement of such Employees, provided that such discussions and meetings are not reasonably expected to materially interfere with the Employees’ work performance for Lattner. Within 7 days of the date of this Agreement, Lattner shall provide Purchaser with access to all required compensation and benefits information that is reasonably necessary for, or reasonably requested by, Purchaser to provide medical, dental, vision and any other applicable health and welfare benefits and 401(k) plan participation to any continuing Employees.

5.4 Pro-rations; Post Closing Payments Required Pursuant to the Video Gaming Act.

(a) At least three (3) Business Days prior to the Closing Date, Lattner shall prepare and deliver to Purchaser a statement (the “Estimated Closing Statement”), together with reasonable supporting documentation, setting forth:

(i) its good faith estimate of the Sellers Allocable Liabilities (the “Estimated Sellers Allocable Liabilities”). “Sellers Allocable Liabilities” means the following:

(A) personal and real property Taxes, all Taxes due to the State of Illinois pursuant to the Video Gaming Act and all amounts due to Establishments pursuant to the Video Gaming Act, in each case relating to the ownership and operation of the Companies, the Purchased Assets and the Business prior to the Closing Date, and in each case prorated as of the Closing Date based upon the latest available Tax information;

(B) (y) rental payments and security deposits under the Leases and any prepayments under any other Material Contract, prorated as of the Closing Date; and (z) utility charges and deposits made by the Companies with respect to utilities or other matters prorated as of the Closing Date;

(C) all other items of accrued or prepaid expenses, prorated on an accrual basis up to the Closing Date on the basis of the most recent ascertainable amounts of or other reliable information in respect to each such item of expense; and

(D) to the extent not reflected in clauses (A), (B) or (C) above, the current Liabilities, including, without limitation, accounts payable and accrued expenses, payroll liabilities, accrued gaming Taxes, accrued state Taxes, and related party payables, required to be reflected on a consolidated balance sheet in accordance with GAAP of the Companies as of the Closing Date.

(ii) its good faith estimate of the Companies’ Indebtedness as of the Closing Date (the “Estimated Companies’ Indebtedness”);

(iii) its good faith estimate of Transaction Expenses unpaid as of the Closing (the “Estimated Unpaid Transaction Expenses”); and

(iv) a schedule (the “Disbursement Schedule”), setting forth, with respect to each Seller: (A) the name, address and email address of such Seller, (B) whether such Seller is a current or former employee of the Company, (C) the number, class and series of Units held by such Seller, (D) the Pro Rata Share applicable to such Seller, and (E) such other additional information which Purchaser may reasonably request.

(b) No later than 90 days after the Closing Date, Purchaser shall prepare and deliver to Representative a statement (“Closing Statement”) setting forth its good faith estimates of (i) the amounts and items referred to in Section 5.4(a)(i) (the “Final Sellers Allocable Liabilities”), (ii) the Companies’ Indebtedness as of the Closing (the “Final Companies’ Indebtedness”) and (iii) the Transaction Expenses unpaid as of the Closing (the “Final Unpaid Transaction Expenses”). At any time within 30 days after receiving such statement from Purchaser, Representative may deliver a notice to Purchaser disputing any calculation in the Closing Statement. Each of Purchaser and Representative agrees to cooperate in good faith to resolve any such dispute, and if, after ten (10) days of good faith negotiation, the Parties are unable to resolve such dispute then the dispute shall be finally resolved by the Auditor. The cost of such accounting firm shall be split evenly between Purchaser and Representative.

(c) To the extent Sellers owe to Purchaser a sum of money based on the Final Sellers Allocable Liabilities exceeding the Estimated Sellers Allocable Liabilities, such amount shall be paid from the Escrow Amount to Purchaser within five (5) Business Days after final determination of the Final Sellers Allocable Liabilities, and to the extent Purchaser owes to Sellers a sum of money based on the Final Sellers Allocable Liabilities being less than the Estimated Sellers Allocable Liabilities, Purchaser shall pay such amount to Representative (for the account of, and further distribution, the Sellers) within five (5) Business Days of the determination of the Final Sellers Allocable Liabilities. To the extent Sellers owe to Purchaser a sum of money based on the Final Companies’ Indebtedness exceeding the Estimated Companies’ Indebtedness, such amount shall be paid from the Escrow Amount to Purchaser within five (5) Business Days after final determination of the Final Companies’ Indebtedness, and to the extent Purchaser owes to Sellers a sum of money based on the Final Companies’ Indebtedness being less than the Estimated Companies’ Indebtedness, Purchaser shall pay such amount to Representative (for the account of, and further distribution, the Sellers) within five (5) Business Days of the determination of the Final Companies’ Indebtedness. To the extent Sellers owe to Purchaser a sum of money based on the Final Unpaid Transaction Expenses exceeding the Estimated Unpaid Transaction Expenses, such amount shall be paid from the Escrow Amount to Purchaser within five (5) Business Days after final determination of the Final Unpaid Transaction Expenses, and to the extent Purchaser owes to Sellers a sum of money based on the Final Unpaid Transaction Expenses being less than the Estimated Unpaid Transaction Expenses, Purchaser shall pay such amount to Representative (for the account of, and further distribution, the Sellers) within five (5) Business Days of the determination of the Final Unpaid Transaction Expenses.

5.5 Transfer Documents.

(a) Subject to the terms and conditions set forth in this Agreement at Closing:

(i) Representative shall execute and deliver to Purchaser an Escrow Agreement substantially in the form of Exhibit 5.5(a)(i) (the “Escrow Agreement”);

(ii) Sellers shall execute and deliver to Purchaser a Certificate of Merger in the form of Exhibit 5.5(a)(ii);

(iii) West Development, LLC and the Companies shall execute and deliver to Purchaser a Transition Services Agreement in the form of Exhibit 5.5(a)(iii);

(iv) Sellers, the Companies and Purchaser shall each execute and deliver such further documents or instruments of assignment, conveyance, transfer or confirmation as may be necessary in order to effectively convey and transfer the Purchased Assets to Purchaser.

(b) The Company shall use its commercially reasonable efforts to obtain from each of the Sellers a release and joinder agreement substantially in the form of Exhibit 5.5(b) (the “Release Agreement”).

5.6 Release of Liens Related to the Companies’ Indebtedness. At and following Closing, Sellers and Representative shall take all actions necessary to comply with any requirements in the Payoff Letter, and to cause all Liens related to Companies’ Indebtedness to be released and shall deliver to Purchaser evidence of the same as soon as possible after the Closing (and in any event within ten Business Days after the Closing Date).

5.7 Restrictive Covenants.

(a) The Restricted Parties’ agreement to be bound by the restrictive covenants set forth in this Section 5.7 is in partial consideration of Purchaser’s payment of the Purchase Price to the Restricted Parties and the consummation of the Transaction. The Restricted Parties acknowledge that the restrictive covenants set forth in this Section 5.7 are necessary, fundamental and required for the protection of Purchaser, the Companies (including the Surviving Entity) and the goodwill of the Business and Purchased Assets and relate to matters which are of a special, unique and extraordinary character that gives each of the restrictive covenants a special, unique and extraordinary value. The Restricted Parties also acknowledge that a breach of any of the restrictive covenants set forth in this Section 5.7 may result in irreparable harm and damage to Purchaser and the Surviving Entity. Accordingly, in the event of a breach or threat of a breach of any provisions of this Section 5.7 by the Restricted Parties, Purchaser’s and the Surviving Entity’s remedies at law against the Restricted Parties may be inadequate and, in each such event, Purchaser and the Surviving Entity will be entitled to seek an injunction or other similar relief to prevent any breach of this Section 5.7 by the Restricted Parties and to enforce specifically the provisions of this Section 5.7 against the Restricted Parties, in addition to money damages sustained by Purchaser and the Surviving Entity resulting from the Restricted Parties’ breach of this Section 5.7, and in addition to any other remedy to which Purchaser or the Surviving Entity may be entitled at law or in equity. The duration of the restrictions set forth in this Section 5.7 shall be extended by a period of time equal to the number of days, if any, during which any Seller, successor thereof or any of their Affiliates is in breach hereof. During the Restrictive Period, Sellers, their Affiliates and their agents (collectively, the “Restricted Parties”) shall not, directly or indirectly:

(i) Engage in, participate, sponsor, invest in or be employed or engaged by any Person engaged in, competition with any aspect of the Business, including activities related or ancillary thereto and reasonable extensions thereof, within the State of Illinois or own or acquire an interest or an option to acquire such interest in any Person engaged in competition with the Business within the State of Illinois;

(ii) Solicit, induce, employ, retain as a consultant, interfere with or attempt to entice, any contractor, vendor, service provider, strategic partner or actual or prospective customer of the Business or Employees (collectively, the “Covered Persons”) away from Purchaser or the Surviving Entity or to terminate such status or advise any Person against entering into such status except, solely in the case of Employees, pursuant to a general solicitation which is not directed specifically to any such Employees; provided, that nothing in this clause (A) shall prevent the Restricted Parties or any of their Affiliates from hiring any Employee whose employment has been terminated by Purchaser or the Surviving Entity or (B) after 180 days from the date of termination of employment, any Employee whose employment has been terminated by the Employee;

(iii) Hire or attempt to hire, or solicit business from or provide services to, any Person who was a Covered Person within the twelve (12) months preceding the date thereof;

(iv) Otherwise intentionally disrupt or interfere with, or attempt to disrupt or interfere with, the relations of the Purchaser or the Surviving Entity or any of their Affiliates with any Covered Person; or

(v) Disparage or make any false or inaccurate statements to any media source, industry member-company or group, financial institution or Covered Person regarding the Purchaser or the Surviving Entity or their Affiliates.

(b) If any provision or portion thereof contained in Section 5.7(a) is expressly determined to be invalid by a court of competent jurisdiction, such determination shall not affect the remainder of the covenant or covenants, or rights or remedies, which shall be given full effect without regard to the invalid portion or portions. If the courts of any one or more jurisdictions shall hold all or any part of such provisions wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the Parties that such determination shall not bar or in any way affect Purchaser’s and the Surviving Entity’s right to relief in the court of any other jurisdiction as to failures to observe such provisions in such other jurisdictions, the above provisions as they relate to each jurisdiction, being, for this purpose, severable into diverse and independent provisions. If any of the provisions contained in Section 5.7(a) are held to be unenforceable because of the duration of such provision or the area covered thereby, the Parties agree that the court making such determination shall have the power to reduce the duration or area of such provision and in its reduced form said provision shall then be enforceable.

5.8 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes and fees (including any penalties and interest) (collectively, “Transfer Taxes”) incurred in connection with this Agreement and the Ancillary Documents shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by the Sellers. The Party required by applicable Law shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and the other Parties shall cooperate with respect thereto as necessary).

5.9 Pass-Through Tax Returns. The Representative shall prepare and file, or cause to be prepared and filed, all Pass-Through Tax Returns, regardless of when such Pass-Through Tax Returns are due. The Representative shall permit Purchaser to review and comment on each such Pass-Through Tax Return prior to filing such Pass-Through Tax Return and shall consider in good faith any revisions to such Pass-Through Tax Returns as are reasonably requested by Purchaser that relate to an item or position on, or omitted from, a Pass-Through Tax Return that could have the effect of increasing the Tax liability of Purchaser or any of its Affiliates (including the Companies after the Closing Date) for any taxable period (or portion thereof) ending after the Closing Date or for which any of them might have any liability for Taxes not fully indemnified pursuant to Article 7.

ARTICLE 6.

CONDITIONS PRECEDENT TO CLOSING

6.1 Conditions Precedent to Purchaser’s and Merger Sub’s Obligation. The obligation of Purchaser and Merger Sub to consummate the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver, at or prior to Closing, of all of the conditions set forth in this Section 6.1.

(a) All representations and warranties by the Companies contained in Article 2 of this Agreement, other than the Fundamental Representations, shall be true and correct in all respects on and as of the date hereof and the Closing Date (except to the extent that any such representation or warranty is made as of a specific date, in which case such representation or warranty shall have been true and correct in all respects as of such date), without giving effect to any “Material Adverse Effect” or similar materiality qualification therein, except where the failure of such representations and warranties to be true and correct would not have or would not reasonably be expected to have a Material Adverse Effect.

(b) All representations and warranties by the Companies contained in Section 2.1 shall be true and correct in all respects on and as of the date hereof and the Closing Date (except to the extent that any such representation or warranty is made as of a specific date, in which case such representation or warranty shall have been true and correct in all material respects as of such date), without giving effect to any “Material Adverse Effect” or similar materiality qualification therein.

(c) All of the Fundamental Representations, other than the representations and warranties of the Companies contained in Section 2.1, shall be true and correct in all material respects on and as of the date hereof and the Closing Date (except to the extent that any such representation or warranty is made as of a specific date, in which case such representation or warranty shall have been true and correct in all material respects as of such date), without giving effect to any “Material Adverse Effect” or similar materiality qualification therein.

(d) The Companies shall have performed or complied with all covenants, agreements and obligations, and shall have satisfied all conditions that the Companies are required by this Agreement to perform, comply with and satisfy, at or prior to Closing, in all material respects.

(e) No injunction, judgment, order, decree, or ruling would (i) prevent consummation of the Transaction, (ii) cause the Transaction to be rescinded following consummation or (iii) adversely affect the right of Purchaser or the Surviving Entity to own the Purchased Assets or operate the Business (and no such injunction, judgment, order, decree, ruling or charge shall be in effect).

(f) The Sellers, by and through the execution and delivery to Lattner of the Sellers Approval on the date hereof following the execution of this Agreement (which has not thereafter been modified or rescinded) in accordance with Illinois Law and Lattner’s Articles of Formation, operating agreement and other governing documents, will have adopted this Agreement and approved the Merger and the other Transactions.

(g) Lattner shall have delivered to Purchaser a certificate dated as of the Closing Date, certifying that the conditions specified in Sections 6.1(a)-(f) have been satisfied in all respects.

(h) All applicable waiting periods under the HSR Act shall have expired or been terminated.

(i) Lattner shall have executed and delivered to Purchaser the Payoff Letter, the Escrow Agreement and such further documents or instruments of assignment, conveyance, transfer or confirmation as may be necessary in order to effect the Merger and the transactions contemplated hereby.

(j) Lattner shall have delivered to Purchaser executed copies of all documents referenced in Section 5.5(a), all of which shall be in full force and effect as of the Closing.

(k) No developments, events or occurrences shall have occurred that have caused or would reasonably be expected to cause a Material Adverse Effect.

(l) No Seller shall have terminated or repudiated his or her Release Agreement.

(m) Each Seller shall have delivered to Purchaser a properly executed statement, prepared in accordance with Treasury Regulations Section 1.1445-2(b), dated as of the Closing Date, certifying that such Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(n) Lattner Capital, LLC shall have contributed and transferred all of the equity securities of Rock Solid to Lattner such that Rock Solid is a wholly-owned subsidiary of Lattner.

6.2 Conditions Precedent to the Companies’ Obligation. The obligation of the Companies to consummate the Merger is subject to the satisfaction or (to the extent permitted by applicable law) waiver, at or prior to Closing, of all of the conditions set forth in this Section 6.2.

(a) All representations and warranties by Purchaser and Merger Sub contained in Article 3 shall be true and correct in all respects on and as of the Closing Date (except to the extent that any such representation or warranty is made as of a specific date, in which case such representation or warranty shall have been true and correct in all material respects as of such date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

(b) Purchaser and Merger Sub shall have performed or complied with all covenants, agreements and obligations, and shall have satisfied all conditions that Purchaser and Merger Sub are required by this Agreement or any Ancillary Document delivered or to be delivered pursuant to the Transaction to perform, comply with and satisfy, at or prior to Closing, in all material respects.

(c) No injunction, judgment, order, decree, or ruling shall have been issued would (i) prevent consummation of the Transaction; or (ii) cause the Transaction to be rescinded following consummation (and no such injunction, judgment, order, decree, or ruling shall be in effect).

(d) Purchaser and Merger Sub shall have delivered to Lattner a certificate dated as of the Closing Date, certifying that the conditions specified in Sections 6.2(a)-(c) have been satisfied in all respects.

(e) All applicable waiting periods under the HSR Act shall have expired or been terminated.

(f) Purchaser shall have paid the Purchase Price in accordance with Section 1.4(b).

ARTICLE 7.

INDEMNIFICATION

7.1 General Indemnification Obligations.

(a) Subject to the other terms and conditions of this Article 7, each Seller shall, in accordance with such Seller’s Pro Rata Share, indemnify and defend and hold Purchaser, Merger Sub, the Surviving Entity and their Affiliates and agents (collectively, the “Purchaser Indemnified Parties”) harmless from and against the following and against any and all Adverse Consequences arising out of, resulting from, relating to, in the nature of or caused by:

(i) Any breach of any representation or warranty made by the Companies in this Agreement.

(ii) Any breach of any covenant made by the Companies in this Agreement;

(iii) Any Indemnified Taxes;

(iv) any Action commenced by any Seller or any other alleged member or equityholder of Lattner relating to this Agreement and the Transactions;

(v) Any inaccuracy in the Disbursement Schedule;

(vi) Any amounts payable pursuant to adjustments contemplated by Section 1.3(b) or Section 5.4; and

(vii) any Companies’ Indebtedness or Transaction Expenses unpaid as at the Closing, in each case that are not taken into account in the calculation of the Purchase Price.

For the avoidance of doubt, no items included in Section 7.1(a)(i)-(vii) shall be double counted for purposes of calculating the amount of Adverse Consequences or Sellers’ indemnity obligations under this Agreement. In addition, none of the Purchaser Indemnified Parties shall be entitled to recover for Adverse Consequences pursuant to this Article 7 to the extent that the amount of any Adverse Consequences was taken into account pursuant to the adjustments contemplated by Section 1.3(b) or Section 5.4, or otherwise taken into account in the calculation of Purchase Price.

(b) Subject to the other terms and conditions of this Article 7, Purchaser shall indemnify and defend Sellers and their Affiliates and agents (collectively, the “Seller Indemnified Parties”) harmless from and against the following and against any and all Adverse Consequences arising out of, resulting from, relating to, in the nature of or caused by:

(i) Any breach of any representation or warranty made by Purchaser or Merger Sub in this Agreement; and

(ii) Any breach of any covenant made by Purchaser or Merger Sub in this Agreement.

7.2 Indemnification Procedures and Limitations.

(a) Survival. Subject to the limitations and other provisions of this Agreement, all representations and warranties contained in this Agreement or any Ancillary Document delivered or to be delivered pursuant to this Agreement or pursuant to the Transaction shall survive Closing for 15 months, except that the Fundamental Representations shall survive for any applicable statute of limitations plus ninety (90) days. Any covenant or agreement contained in this Agreement shall survive Closing in accordance with its terms.

(b) Notice. As promptly as is reasonably practicable after becoming aware of a claim for indemnification under this Agreement (a “Claim”), a Party seeking indemnification pursuant to this Article 7 (an “Indemnified Party”) shall give written notice of such Claim (a “Claim Notice”) to the Party from whom such indemnification is sought (the “Indemnifying Party”), but failure to give such notice shall not relieve the Indemnifying Party of any Liability hereunder (except to the extent that the Indemnifying Party has suffered actual prejudice thereby). Any Claim against an Indemnified Party by a third party (who is not a Party to this Agreement or an Affiliate of a Party to this Agreement), whether or not involving a proceeding, is referred to in this Agreement as a “Third Party Claim”, and any other Claim against an Indemnified Party which does not result from a Third Party Claim is referred to in this Agreement as a “Direct Claim”. Any survival period time limitation specified in Section 7.2(a) shall not apply to a Claim which has been the subject of notice from the Indemnified Party to the Indemnifying Party given in good faith prior to the expiration of such period. The Claim Notice shall set forth, in reasonable detail, the existence, the specific facts and circumstances, and (to the extent alleged or otherwise determinable) the amount of any such Third Party Claim.

(c) Third Party Claims.

(i) An Indemnifying Party will have the right to defend the Indemnified Party against a Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (A) the Indemnifying Party notifies the Indemnified Party, in writing within forty-five (45) days after the Indemnified Party has given notice of the Third Party Claim, that the Indemnifying Party will defend the Indemnified Party against the Third Party Claim, and (B) the Third Party Claim does not seek an injunction or other equitable relief and involves predominantly monetary damages which, if the Indemnified Party is a Purchaser Indemnified Party, would not reasonably be expected to exceed the Escrow Amount.

(ii) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 7.2(c)(i), (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld or delayed unreasonably) and (C) with respect to a Third Party claim involving the IGB or any settlement involving any remedy other than the payment of monetary damages, the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld or delayed unreasonably); provided, however, in the event that the Indemnified Party fails to grant such written consent and the Third Party has agreed to settle the Third Party Claim in the amount proposed by the Indemnifying Party (the “Proposed Settlement Amount”), the aggregate Liability of the Indemnifying Party with respect to such Third Party Claim shall in no event exceed the Proposed Settlement Amount.

(iii) In the event any of the conditions set forth in Section 7.2(c)(i) is or becomes unsatisfied:

(A) the Indemnified Party may defend against the Third Party Claim; and

(B) (x) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld or delayed unreasonably), (y) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys’ fees and expenses) and (z) the Indemnifying Party will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim.

(iv) In the defense or settlement of any Third Party Claim, the Parties shall cooperate with one another (and with each other’s counsel) in all commercially reasonable respects, including furnishing any documentation or other information reasonably requested by a Party or such Party’s counsel that is within the other Party’s or such other Party’s counsel’s possession or control.

(d) Direct Claims. Except for Section 7.2(c) which applies only to Third Party Claims, all provisions of this Article 7 shall apply to Direct Claims. The Indemnifying Party shall satisfy any Direct Claim within forty-five (45) days after receipt of notice of such Direct Claim pursuant to Section 7.2(b). If the Direct Claim is not satisfied by the Indemnifying Party within such 15-day period, the Indemnified Party shall be entitled to pursue any or all remedies as may be available to the Indemnified Party under this Article 7 or otherwise.

(e) Limitations.

(i) Threshold. An Indemnified Party may not make a Claim for indemnification under Section 7.1(a)(i) or Section 7.1(b)(i), as applicable, until the aggregate amount of all Adverse Consequences in respect of such Claims exceeds $300,000.00 (the “Basket”), and in such event, the Indemnified Party shall be entitled to indemnification for all Adverse Consequences in excess of the amount of the Basket; provided, however, the Basket shall not apply to Claims under Section 7.1 arising out of or relating to any breach of a Fundamental Representation.

(ii) Indemnification Cap. Subject to Section 7.2(e)(iv) and other than claims for fraud or intentional misrepresentation, the maximum aggregate amount that the Sellers, on the one hand, or the Purchaser on the other hand, shall, as Indemnifying Parties be required to pay to an Indemnified Party pursuant to Section 7.1, shall not exceed an amount equal to $6,500,000 (the “Indemnity Cap”); provided, however, the Indemnity Cap shall not apply to Claims under Section 7.1 arising out of or relating to any breach of a Fundamental Representation.

(iii) Maximum Aggregate Liability. Other than claims for fraud or intentional misrepresentation, with respect to all claims made by Purchaser Indemnified Parties arising out of or relating to any breach of a Fundamental Representation, the maximum aggregate amount that the Purchaser Indemnified Parties shall be entitled to recover with respect to all such claims collectively shall not exceed an amount equal to the Purchase Price.

(iv) Escrow Fund. The Escrow Fund shall be the Purchaser Indemnified Parties’ primary source of recovery for any indemnification pursuant to this Agreement, and shall be the Purchaser Indemnified Parties’ sole and exclusive remedy for claims pursuant to Section 7.1(a)(i). To the extent that the Escrow Fund has been exhausted or is unavailable, subject to the other limitations contained in this Agreement (including this Section 7.2(e)), any Adverse Consequences payable to a Purchaser Indemnified Party by a Seller pursuant to Sections 7.1(a)(ii) through (vii) shall be paid by such Seller by wire transfer of immediately available funds to the account designated by the applicable Purchaser Indemnified Party. Upon the termination of the Escrow Fund pursuant to the terms of the Escrow Agreement, the Escrow Agent shall pay any amounts remaining in the Escrow Account to Representative (for the account of, and further distribution, the Sellers) on the terms set forth in the Escrow Agreement.

(f) No Duplicate Claims. In the event an Indemnified Party recovers Adverse Consequences in respect of a Claim under this Agreement, no other Indemnified Party, as applicable, may recover the same Adverse Consequences in respect of a Claim under this Agreement.

(g) Offsets. All Adverse Consequences for which any Indemnified Party would otherwise be entitled to indemnification under this Article 7 shall be reduced by the amount of insurance proceeds, indemnification payments and other third-party recoveries that the Indemnified Party has actually received in respect of any Adverse Consequences incurred by such Indemnified Party, net of reasonable costs of collecting same (including increases in premiums); and each applicable Indemnified Party shall have an obligation to use commercially reasonable efforts to obtain, receive or realize such proceeds, payments or recoveries. In the event that any such insurance proceeds, indemnity payments or other third-party recoveries are realized by an Indemnified Party subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds, indemnity payments or other third-party recoveries relate, appropriate refunds shall be made promptly by the relevant Indemnified Party of all or the relevant portion of such indemnification payment.

(h) Mitigation of Adverse Consequences. An Indemnified Party shall, and shall cause its Affiliates to, take all commercially reasonable steps to mitigate any Adverse Consequences upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, for which it is entitled to indemnification pursuant to this Article 7.

(i) Materiality Disregarded. For purposes of Claims pursuant to Section 7.1(a)(i), any references to a “Material Adverse Effect” or “material” limitations, while being taken into account for purposes of determining whether a Claim by Purchaser for Adverse Consequences exists, shall be disregarded for purposes of calculating the amount of said Claim.

7.3 Indemnification Sole and Exclusive Remedy. Indemnification pursuant to this Article 7 shall be the sole and exclusive remedy of the Parties and any third parties claiming by or through any Party for any breach of any representation, warranty, covenant or agreement contained in this Agreement (other than any breach of any covenant in this Agreement that, by its terms, provides for performance following the Closing or other than claims arising from fraud or intentional misrepresentation, on the part of a Party in connection with the Transaction), and the Parties shall not be entitled to rescission of this Agreement or to any further contract, tort or indemnification rights or claims of any nature whatsoever in respect thereof, all of which the Parties hereby waive; provided that the foregoing shall not in any way limit any equitable rights or remedies under Section 9.6. In furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth in this Agreement or otherwise relating to the subject matter of this Agreement it may have against the other Parties and their Affiliates and each of their respective representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 7 and any equitable rights and remedies under Section 9.6. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit any Person’s right to any remedy on account of fraud or intentional misrepresentation by any Party.

7.4 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

ARTICLE 8.

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to Closing:

(a) By either Party if Closing has not occurred by July 31, 2018 or such other date that Purchaser and Lattner may agree upon in writing, provided, that the right to terminate this Agreement under this subsection shall not be available to Lattner if a breach of this Agreement by Lattner has resulted in the failure of the Closing to occur before the Termination Date, and the right to terminate this Agreement under this subsection shall not be available to Purchaser if the breach of this Agreement by Purchaser has resulted in the failure of the Closing to occur before the Termination Date;

(b) By mutual written agreement of Purchaser and Lattner;

(c) By Purchaser or Lattner if Closing shall not have occurred by reason of the failure of any condition precedent to such Party’s obligation to proceed with the transactions under Article 6 and such terminating party does not desire to waive such condition (unless the failure results from such terminating party itself breaching any representation, warranty, or covenant contained in this Agreement);

(d) By Purchaser if the Companies fail to perform in any material respect any of their obligations under this Agreement, and such failure has continued without cure for a period of fifteen (15) days after receipt of written notice;

(e) By Lattner if Purchaser fails to perform in any material respect any of Purchaser’s obligations under this Agreement, and such failure has continued without cure for a period of fifteen (15) days after receipt of written notice;

(f) By Purchaser or Lattner in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable;

(g) By Purchaser if Lattner has not delivered the Sellers Approval and the Signing Joinder Agreements to Purchaser within two hours after the execution and delivery of this Agreement.

8.2 Effect of Termination. In the event of termination of this Agreement by either Purchaser or the Companies as provided in Section 8.1, all rights and obligations of the Parties under this Agreement shall terminate without Liability of any Party to any other Party, except the following shall survive any such termination (a) the obligations set forth in Sections 9.1 - 9.5, and (b) any Liability of any Party in breach of this Agreement. Nothing herein shall relieve any Party from Liability for any intentional breach of any provision hereof.

ARTICLE 9.

MISCELLANEOUS

9.1 Confidentiality. All information, materials, data and documents in all forms (whether written or otherwise) relating to the Transaction, Business, Purchased Assets, any Party, or the terms contemplated by this Agreement and the Ancillary Documents (collectively, the “Confidential Information”) shall be treated and held as confidential by any Party receiving Confidential Information (“Receiving Party”) from a Party revealing Confidential Information (“Disclosing Party”). The Receiving Party shall refrain from using any such Confidential Information in any manner or for any purpose not in connection with the Transaction or in any manner or for any purpose detrimental to the Business or the Purchased Assets or the Disclosing Party’s interest, and shall upon the failure to consummate the Transaction, deliver promptly to the Disclosing Party or destroy, at the request and option of the Disclosing Party, all tangible embodiments or electronic forms of such Confidential Information which are in its possession. For purposes of this Section 9.1, only representatives of the Receiving Party who have a commercially reasonable need to know may receive or have access to Confidential Information, and then only if all necessary and appropriate measures are taken to protect such Confidential Information. The Receiving Party shall also take all necessary and appropriate measures to assure that its representatives who receive or have access to Confidential Information of the Disclosing Party observe and comply with the provisions of this Section 9.1. In the event that the Receiving Party is requested or required (by oral question or request for information for documents in any legal proceeding, interrogatories, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, the Receiving Party shall notify the Disclosing Party promptly of the request or requirement so that the Disclosing Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.1. If, in the absence of a protective order or the receipt of a waiver under this Section 9.1, the Receiving Party is, on the advice of counsel, compelled to disclose any Confidential Information to any Authority or else stand liable for contempt, the Receiving Party may disclose the Confidential Information to the Authority; provided, however, that the Receiving Party shall use its reasonable efforts to obtain, at the reasonable request of the Disclosing Party, an order or such assurance that confidential treatment be accorded to such portion of the Confidential Information required to be disclosed as the Disclosing Party shall designate. The foregoing provisions of this Section 9.1 notwithstanding, (a) after the Closing the restrictions imposed on Confidential Information regarding the Purchased Assets shall not apply to Purchaser or its Affiliates, (b) the Parties acknowledge and agree that this Agreement will be submitted to the IGB for review and each Party consents to the disclosure of this Agreement (and any Confidential Information requested by the IGB in connection with its review of this Agreement) to the IGB, and (c) the Parties acknowledge and agree that Purchaser or its Affiliates may disclose Confidential Information (including by publicly filing this Agreement with the Securities and Exchange Commission) to the extent required by applicable Law or regulation (including, without limitation, any rule, regulation or policy statement of NYSE or any other listing authority, stock exchange or other such body) or order of any court or other Authority.

9.2 Publicity. Prior to the Closing, no publicity release, announcement or other disclosure to Persons other than the Parties or their respective representatives shall be issued by any Party (or its/their agents or Affiliates) without prior consent to the form and substance thereof by Purchaser (in the case of any proposed release or announcement by Sellers, the Companies or Representative or their agents or Affiliates) or Lattner (in the case of any proposed release, announcement or other disclosure by Purchaser or its agents or Affiliates). In the event any such publicity release announcement is required by Law to be made by the Party proposing to issue the same, such Party shall use its reasonable efforts to consult in good faith with the other Party prior to the issuance of any such publicity release or announcement.

9.3 Expenses. Except as otherwise set forth in this Agreement or any Ancillary Document, the Companies, Sellers and Representative shall pay all costs and expenses incurred or to be incurred by Sellers and Representative in connection with the terms of this Agreement or the Transaction, including all Transaction Expenses, attorneys’ fees, accountants’ fees, the broker fee to Wells Fargo Securities, LLC and related costs and expenses. Except as otherwise set forth in this Agreement or any Ancillary Document, Purchaser shall pay all costs and expenses incurred or to be incurred by Purchaser and Merger Sub in connection with this Agreement or the Transaction, including all attorneys’ fees, accountants’ fees and related costs and expenses.

9.4 Costs. Except as otherwise provided in this Agreement or any Ancillary Document, if any legal action or any arbitration or other proceeding is commenced for the enforcement of this Agreement or any Ancillary Document, or in connection with any of the provisions of this Agreement or any Ancillary Document, prevailing Party or Parties shall be entitled to recover attorneys’ fees and other costs incurred in such action, arbitration or proceeding, in addition to any other relief to which it or they may be entitled.

9.5 Other Prospective Purchasers. Purchaser shall not incur any Liability in connection with the Transaction to any other Person with whom the Companies, Sellers, or their brokers, agents or representatives, have had negotiations or discussions regarding any potential merger, sale or exchange of ownership, equity or capital interest or other business combination involving the Companies or any proposal or offer to acquire in any manner a substantial equity interest in the Companies or all or a substantial portion of the assets of the Companies, including any of the Purchased Assets.

9.6 Specific Performance.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that any breach of this Agreement would not be adequately compensated by monetary damages. The Parties acknowledge and agree that in the event of any breach or threatened breach by the Companies, Sellers or Representative, on the one hand, or Purchaser or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Companies, Sellers and Representative, on the one hand, and Purchaser and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required. The pursuit of specific enforcement by any Party will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time.

(b) Any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise at any time of any other remedy.

(c) The Companies, Sellers and Representative, on the one hand, and Purchaser and Merger Sub, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Companies, Sellers and Representative, on the one hand, or Purchaser and Merger Sub, on the other hand, as applicable, under this Agreement. The Parties further agree that (i) by seeking the remedies provided for in this Section 9.6, a Party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a Party under this Agreement (including monetary damages) in the event that the remedies provided for in this Section 9.6 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.6 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 9.6, nor shall the commencement of any legal proceeding pursuant to this Section 9.6 or anything set forth in this Section 9.6 restrict or limit any Party’s right to pursue any other remedies under this Agreement that may be available then or thereafter.

9.7 Notices. All notices, Claims, consents, requests, instructions, approvals, demands and other communications under this Agreement shall be in writing and deemed duly given, if delivered: (a) personally by hand or by a nationally recognized overnight courier service, when delivered at the address specified in this Section 9.7; (b) by United States certified or registered first class mail when delivered at the address specified in this Section 9.7, on the date appearing on the return receipt therefor; or (c) by electronic mail when such electronic mail is transmitted to the electronic mail address specified in this Section 9.7. In the event that a Party is unable to deliver a notice, claim, consent, request, instruction, approval, demand, or other communication due to the inaccuracy of the address or electronic mail address provided by the other Party pursuant to this Section 9.7, or the other Party’s failure to notify the Party of a change of its address or electronic mail address as specified pursuant to this Section 9.7, such notice, claim, consent, request, instruction, approval, demand, or other communication shall be deemed to be effective upon confirmation by a nationally recognized overnight courier service of its failure to complete delivery to the other Party’s address as set forth in this Section 9.7 (or other address duly given to the Party by the other Party in accordance with this Section 9.7).

Addresses and electronic mail addresses (unless and until written notice is given of any other address or electronic mail address) for purposes of this Section 9.7 are set forth below:

If to Purchaser or Merger Sub, to:

Boyd Gaming Corporation

3883 Howard Hughes Parkway, 9th Floor

Las Vegas, Nevada 89163

Attention: General Counsel

Fax: (702) 792-7335

E-mail: brianlarson@boydgaming.com

with a copy to:

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94115

Attention: Brandon Parris

             Jeffrey Washenko

Fax: (415) 268-7522

E-mail: BParris@mofo.com

             JWashenko@mofo.com

If to the Companies prior to Closing, to:

Lattner Entertainment Group Illinois LLC

Attn: Bobby Walsh

4003 Tyler Drive

Ottawa, IL 61350

bmwalsh@lattnergaming.com

with a copy to:

Matthew D. Maser

123 North Locust Street, Suite 201B

Grand Island, NE 68801

mdmaser@westdevllc.com

If to Representative, to:

Marc Harper

c/o West Partners, LLC

5796 Armada Drive, Suite 300

Carlsbad, CA 92008

mdharper@westdevllc.com

with a copy to:

Matthew D. Maser

123 North Locust Street, Suite 201B

Grand Island, NE 68801

mdmaser@westdevllc.com

9.8 Entire Agreement. This Agreement, including the initial paragraph and the recitals to this Agreement and all Schedules and Exhibits attached to this Agreement, and the Ancillary Documents, each of which are made a part of this Agreement by this reference, constitutes the entire understanding of the Parties, supersedes any prior agreements or understandings, written or oral, between the Parties with respect to the subject matter of this Agreement including that certain Indication of Interest Letter dated February 28, 2018. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all of the Parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making the waiver.

9.9 Rights of Parties.

(a) Nothing in this Agreement, whether express or implied, is intended to confer any benefit, right or remedy under or by reason of this Agreement on any Persons other than the Parties and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or Liability of any other Person to any Party, nor shall any provision give any other Person any right of subrogation or action over or against any Party.

(b) Nothing in this Agreement, including in Article 7, in any way modifies or otherwise limits the rights or remedies available to any of the Parties with regard to a claim of fraud or intentional misrepresentation. For the avoidance of doubt, the Basket and Indemnity Cap shall not apply to any claims or remedies available to any of the Parties with regard to a claim of fraud or intentional misrepresentation.

(c) The Parties shall be entitled as a result of misrepresentation or breach under this Agreement, to pursue any and all non-monetary relief to which any of them may otherwise be entitled at law, in equity or otherwise.

9.10 Succession and Assignment. This Agreement shall be binding upon, and inure to the benefit of, the Parties and their representatives, successors and permitted assigns. None of the Parties may assign either this Agreement or any of the rights, interests or obligations hereunder without the prior written approval of the other Party.

9.11 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Illinois, without giving effect to choice or conflict of law principles thereof.

9.12 Counterparts; Exchange by Electronic Transmission. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument. The Parties may execute this Agreement or any Ancillary Documents and exchange on the Closing Date counterparts of such documents by means of electronic mail, and the Parties agree that the receipt of such executed counterparts shall be binding on such Parties and shall be construed as originals. After Closing, the Parties shall promptly exchange original versions of this Agreement or any Ancillary Documents that were executed and exchanged by electronic mail pursuant to this Section 9.12, but failure to do so shall not affect the binding nature of the same.

9.13 Disclosure Schedules. A disclosure made by Lattner in any Section of this Agreement or any of the Schedules (or subparts thereof) that reasonably informs Purchaser of information with respect to another Section of this Agreement or any other Schedule (or subparts thereof) in order to avoid a misrepresentation or breach thereunder shall be deemed, for all purposes of this Agreement, to have been made with respect to all such other Sections of this Agreement and all such other Schedules (or subparts thereof), notwithstanding any cross-references (which are included solely as a matter of convenience) or lack of a Schedule reference in any representation or warranty. Information reflected in the Schedules is not necessarily limited to matters required by this Agreement to be reflected in the Schedules. Such additional information is set forth for informational purposes and does not necessarily include other matters of a similar nature. Disclosure of such additional information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed and disclosure of such information shall not be deemed to enlarge or enhance any of the representations or warranties in this Agreement or otherwise alter in any way the terms of this Agreement. Inclusion of information in the Schedules shall not be construed as an admission that such information is material to the Business, Purchased Assets, Liabilities, financial position, operations or results of operations of the Companies. Purchaser acknowledges and agrees that any documents that are or were available for its review (including all materials contained in the Merrill data room entitled “Project Blacktop”) in connection with its due diligence investigation shall be deemed to have been provided and delivered to, and received by, Purchaser for purposes of any representation or warranty in this Agreement that a document or information has been provided or made available to Purchaser.

9.14 Representative. Each Seller hereby irrevocably appoints the Representative to serve as the representative of such holder with respect to the matters expressly set forth in this Agreement to be performed by the Representative. Each Seller hereby irrevocably appoints the Representative as the agent, proxy and attorney in fact for such holder for all purposes of this Agreement, including full power and authority on such holder’s behalf to (a) consummate the Transactions, (b) pay expenses (whenever incurred) in connection with the Transactions, (c) disburse any funds received hereunder to the Sellers or other payees, (d) execute and deliver any certificates or other instruments as Purchaser shall reasonably request, (e) execute and deliver on behalf of such holder any amendment or waiver hereto, (f) take all other actions to be taken by or on behalf of such holder in connection herewith, (g) negotiate, settle, compromise and otherwise handle any claims made by a Purchaser Indemnified Party or in respect of the adjustments to Purchase Price and (h) do each and every act and exercise any and all rights which such holder is, or Sellers collectively are, permitted or required to do or exercise under this Agreement or any other Ancillary Document. Each Seller agrees to reimburse the

Representative for any fees and expenses incurred by the Representative in its capacity as such. All decisions, actions, consents and instructions of the Representative may be relied upon by Purchaser and its Affiliates (including the Surviving Entity) and any other Person.

ARTICLE 10.

DEFINITIONS

10.1 Certain Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed to them in this Section 10.1:

(a) “Acquisition Proposal” means any proposal or offer, other than a proposal by Purchaser or any of its Affiliates, (i) for a merger, consolidation, joint venture, reorganization, recapitalization, liquidation, dissolution, exchange of capital stock or other business combination involving the Companies, (ii) to acquire in any manner any equity interest in the Companies or a substantial portion of their assets, including the Purchased Assets, or (iii) to enter into any other transaction which could reasonably be expected to (A) conflict with, impede, interfere with, prevent or materially delay the consummation of the Transaction or (B) have an adverse effect on the prospects for regulatory approval of the Transaction in any applicable jurisdiction.

(b) “Administrative Agent” means Wells Fargo Bank, N.A. as administrative agent under the Credit Agreement.

(c) “Adverse Consequences” means any and all losses, claims, Liabilities, Taxes, costs, expenses and fees, including court costs and reasonable attorneys’ fees and expenses, deficiencies, judgments, settlements, assessments and damages; provided, however, the term “Adverse Consequences” specifically excludes consequential damages, and punitive, special or exemplary damages, claims based on diminutions of value or loss of business opportunity, reputational damages or damages determined as a multiple of income, revenue or the like except in each case to the extent awarded to a third party.

(d) “Affiliate” of any specified Person means any Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person, including any material investor in such Person, and any investment pool or fund now or hereafter existing that is controlled by or under common control with the sole owner or one or more general partners or managing members of, or share the same management company with, such Person or any Person related by blood, marriage, or adoption to any such Person contemplated by this definition. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

(e) “Ancillary Documents” means each agreement, instrument, certificate or other document executed or delivered pursuant to the terms of this Agreement.

(f) “Assumed Liabilities” means all of the Liabilities of the Companies, including Liabilities relating to the Business or the Purchased Assets, in each case first arising and existing after the Closing.

(g) “ATMs” means automated teller machines.

(h) “Authority” means any United States federal, state, local or foreign court or governmental or quasi-governmental authority, department, commission, board (including the IGB), regulatory agency or authority, foreign or domestic, any multinational or organizational body, or any employee or agent thereof, or any mediator, arbitrator or similar forum of alternative dispute resolution.

(i) “Business Day” means a day, other than a Saturday or Sunday, on which banks are open for business in Nevada and Illinois between the hours of 8:00 a.m. and 5:00 p.m. local time.

(j) “Company Data” means any Personal Information (including information that relates to an identified or identifiable individual or device), customer data or other data maintained by or for the Companies or their Affiliates in connection with the operation of the Business.

(k) “Code” means the Internal Revenue Code of 1986, as amended.

(l) “Companies’ Indebtedness” means, without duplication, (i) the principal, accrued and unpaid interest, unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of either of the Companies for borrowed money and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which either of the Companies is liable, (ii) all obligations of either of the Companies issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Company and all obligations of such Company under any title retention agreement (but excluding any accounts payable or any indebtedness or other monetary obligations to trade creditors of such Person and all other accrued current liabilities of such Company), (iii) all obligations under leases which must be, in accordance with GAAP as in effect on the date of this Agreement, recorded as capital leases in respect of which either Company is liable as lessee (it being understood, for the avoidance of doubt, that obligations under operating leases shall not constitute Companies’ Indebtedness), (iv) all net obligations of either of the Companies in respect of swaps or other hedging agreements, (v) all obligations of either of the Companies, contingent or otherwise, as an account party or applicant under acceptance, letter of credit or similar facilities, (vi) all obligations of the type referred to in clauses (i) through (v) of any other Person the payment of which either of the Companies is liable as obligor, guarantor, or surety (but only to the extent such Person is found to be liable as an obligor, guarantor, or surety), and (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such Person, whether or not such obligation is assumed by such Person (but only to the extent of the value of the property or asset that is subject to the Lien).

(m) “Credit Agreement” means the Credit Agreement dated as of December 11, 2015 among Lattner, the lenders named therein, and the Administrative Agent.

(n) “Data Protection Requirements” means all requirements under applicable Laws, company privacy and security policies, or Use Agreements, Amusement Agreements, ATM Agreements and additional contracts relating to the collection, storage, use, disclosure and transfer of Personal Information, including, to the extent applicable, the Payment Card Industry Data Security Standard, as may be amended from time to time, with respect to any payment card data that the Companies have collected or handled and all self-regulatory principles issued by (A) the Network Advertising Initiative, including its Code of Conduct, (B) the Digital Advertising Alliance (“DAA”) or affiliates of the DAA in other jurisdictions with respect to interest-

based advertising or online privacy, as interpreted by the DAA, any such affiliate, or any accountability body with responsibility to enforce the DAA’s or its affiliates self-regulatory principles in any compliance proceeding, and (C) other self-regulatory standards applicable to the delivery of interest based advertising or the collection of multi-site data in any jurisdiction in which the Companies serve such advertising or collects Personal Information for any purpose subject to any such principles.

(o) “Employee” means any individual employed by either of the Companies.

(p) “Environmental Laws” means any applicable Law relating to pollution or protection of human health, safety or the environment or the management or release of any pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or hazardous substances, wastes or materials.

(q) “Equipment” means all equipment, VGTs, ATMS, camera systems, pedastals, chairs, redemption devices, vaults, inventory, VGT parts and supplies, amusement games and prizes, jukeboxes, dart board, pool tables, player card machines, materials and supplies, fixtures, furniture, supplies, tools and other tangible personal property used by the Companies in the operation of the Business as currently conducted, including the property set forth on Schedule 10.1(q).

(r) “Escrow Account” means the account established under the Escrow Agreement into which the Escrow Amount shall be deposited.

(s) “Escrow Agent” means Wells Fargo Bank, National Association.

(t) “Escrow Amount” means $6,500,000.00.

(u) “Escrow Fund” means the Escrow Amount plus any interest or other amounts earned thereon and less any disbursements made therefrom, in each case in accordance with the Escrow Agreement.

(v) “Establishment” means any bar, restaurant, truck stop, fraternal organization, veterans’ organization or any other establishment eligible for licensure by the IGB that has entered into or is otherwise subject to a Use Agreement (or any successor in interest to the original party to a Use Agreement, or any Person that occupies a facility or location having been subject to a Use Agreement).

(w) “Fundamental Representations” means those representations and warranties contained in Sections 2.1 (Capitalization), 2.2 (Organization, Qualification and Power), 2.3 (Authority and Enforceability), 2.4 (Noncontravention), 2.5(a) (Title to Assets), 2.15 (Taxes), 2.24 (Brokers), Sections 3.1 (Organization, Qualification and Power), 3.2 (Authority and Enforceability), 3.3 (Noncontravention), or Section 3.7 (Brokers)

(x) “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Authority.

(y) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(z) “Indemnified Taxes” means any and all Taxes imposed on, or arising in connection with or otherwise attributable to, (a) any Taxes of the Companies with respect to any Pre-Closing Tax Period, (b) any Taxes of any Sellers or their Affiliates (other than the Companies) for any Tax period, (c) any Taxes of any of the Sellers or their Affiliates (other than the Companies) for which the Companies or Purchaser is liable, whether by reason of any requirement to withhold or otherwise, and incurred in connection with the Transaction, (d) any Taxes of another Person for which the Companies are liable as a result of being a successor or transferee of such Person on or prior to the Closing Date or as a result of any express or implied obligation existing on or prior to the Closing Date to indemnify any such Person, by contract or otherwise, and (d) any Taxes, including Transfer Taxes for which the Sellers are responsible pursuant to Section 5.9(a), incurred as a result of the transactions contemplated by this Agreement. For purposes of this Agreement, the Parties agree to use the following conventions for determining the amount of Tax attributable to the portion of the Straddle Period ending on the Closing Date: (i) with respect to any Taxes based on or measured by net income or earnings, gross income or earnings, capital or net worth, or any other Taxes resulting from or imposed on sales, receipts, uses, transfers or assignments of property or other assets, payments or accruals to other Persons (including wages), or any similar transaction or transactions, the amount that would be payable for the portion of the Straddle Period ending on the Closing Date if the Companies filed a separate Tax Return with respect to such Taxes solely for the portion of the Straddle Period ending on the Closing Date using a “closing of the books” method and (ii) in the case of all other Taxes, an amount equal to the amount of Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on the Closing Date, and the denominator of which is the number of days in such Straddle Period. For the avoidance of doubt, all Taxes due to the State of Illinois pursuant to the Video Gaming Act and all amounts due to Establishments pursuant to the Video Gaming Act relating to the ownership and operation of the Purchased Assets and the Business prior to the Closing Date shall be allocated in accordance with clause (i) of this definition.

(aa) “IRS” means the United States Internal Revenue Service.

(bb) “Intellectual Property” means any and all rights to the following in any jurisdiction throughout the world: (i) trademarks, service marks, trade names, logos and other marks and indicia of origin, whether registered or unregistered, including all applications and registrations and the goodwill associated with any of the foregoing; (ii) copyrights, moral rights and all other corresponding rights, whether registered or unregistered, including all applications and registrations therefor; (iii) trade secrets and confidential know-how and other Proprietary Information; (iv) patents and patent rights and all applications and registrations therefor, together with all inventions (whether or not patentable); (v) internet domain names, including all applications and registrations therefor; and (vi) other intellectual property and related proprietary rights, interests and protections.

(cc) “Intellectual Property of the Companies” means Intellectual Property owned, purported to be owned, used, held for use or practiced by either of the Companies.

(dd) “IT Systems” means the hardware, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, and software, data bases, and data used with, or included or incorporated into any of the foregoing, owned, leased or licensed by either of the Companies.

(ee) “Knowledge of the Companies” means the actual knowledge of Robert M. Walsh, Dennis O’Brien and Matthew Maser, assuming reasonable review of such individual’s records for the specific matter at issue.

(ff) “Law” means any federal, state, local, municipal, foreign, international, multinational law or any constitution, statute, treaty, code, ordinance, principle of common law or other law (including any rule, regulation, plan, injunction, judgment, order, decree, ruling or charge thereunder or related thereto).

(gg) “Liability” means any liability of any kind, character or description (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether disputed or undisputed, whether secured or unsecured, whether joint or several, whether vested or unvested, whether liquidated or unliquidated, whether due or to become due, or whether executory, determined, determinable, or otherwise).

(hh) “Lien” means any lien, charge, equitable interest, security interest, conditional sale agreement, mortgage, indenture, deed of trust, pledge, option or other similar encumbrance.

(ii) “Material Adverse Effect” means any change, event, or occurrence that, individually or when taken together with all other changes, events or occurrences, is or would reasonably expected to be, materially adverse to the Companies and the Business, taken as a whole; provided, however, that none of the following shall be deemed, either alone or in combination, to constitute, and none of the following (or the effects thereof) shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any change, effect, event, occurrence, state of facts or development attributable to (i) the negotiation, execution, announcement or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with, or actual or potential loss or impairment of, customers, suppliers, distributors, growers, partners or employees, or on revenue, profitability and cash flows (it being agreed that for purposes of Section 2.4, changes caused by the execution or announcement of this Agreement or the negotiation, execution, announcement or pendency of the transactions contemplated by this Agreement shall not be excluded in determining whether a Material Adverse Effect has occurred or is reasonably be expected to occur); (ii) conditions affecting the industry in which the Companies participate, the U.S. or world economy as a whole or the U.S. or global capital or financial markets in general or the markets in which the Companies operate; (iii) compliance with the express terms of, or the taking of any action expressly required by, this Agreement or any Ancillary Document; (iv) any fact, event or matter set forth in the Disclosure Schedules solely to the extent that such fact, event or matter is historical (having already occurred and completed); provided that this clause (iv) shall not apply with respect to any amendments or supplements to the Disclosure Schedules made after the date of this Agreement, including, without limitation, any changes to any historical items or any fact, event or matter after the date of this Agreement, (v) the taking of any action, or failing to take any action, at the express, written request of the Purchaser; (vi) any change in applicable Laws or the interpretation thereof; (vii) actions required to be taken under applicable Laws; (viii) any change in GAAP or other accounting requirements or principles; (ix) any change in the cost or availability or other terms of any financing to be obtained by the Purchaser; (x) any failure by the Companies to meet financial forecasts, projections or estimates; (xi) national or international political or social conditions, including the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism directly or indirectly involving the United States of America, (xii) acts of war, sabotage or terrorism, cyberattacks, earthquakes, floods, hurricanes, tornadoes, natural disasters or other “acts of God”; and (xiii) seasonal fluctuations affecting the Companies or the Business; provided, further, that any such change, effect, event, occurrence, state of facts or development described in clauses (ii), (vi) through (viii) and (x) through (xii) may be taken into account to the extent that the Companies or the Business are disproportionately affected thereby relative to other peers of the Companies in the same industries in which the Companies operate.

(jj) “Party” or “Parties” means Purchaser, Merger Sub, Representative, or the Companies, individually or collectively, as applicable.

(kk) “Pass-Through Tax Return” means any income Tax Return (including IRS Form 1065, U.S. Return of Partnership Income, and any related state income Tax Return(s)) filed by or with respect to the Companies in respect of a Pre-Closing Tax Period to the extent that (a) the Companies are treated as a pass-through entity for purposes of such Tax Return and (b) the result of operations reflected on such Tax Returns are also reflected on the Tax Returns of the holders of Units.

(ll) “Permit” or “Permits” means all permits, licenses, franchises, security clearances, orders, registrations, certificates, variances, contractual rights, consents and other authorizations or approvals issued by an Authority, and any applications for the same.

(mm) “Permitted Encumbrances” means (a) liens for Taxes not yet due and payable or being contested in good faith and diligently by appropriate procedures and for which adequate reserves have been set aside in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business; (c) easements, rights of way, zoning ordinances and other similar encumbrances affecting real property; (d) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; and (e) Liens pursuant to the Companies’ Indebtedness that will be discharged pursuant to the Payoff Letter and Section 5.6.

(nn) “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a joint venture, an Authority, a trust or any other entity or organization.

(oo) “Personal Information” means, in addition to any definition provided by a Data Protection Requirement, any information that relates to an identified or identifiable individual or device, including, but not limited to, name, address, telephone number, email address, username and password, photograph, government-issued identifier, or any other information used or intended to be used to identify, contact or precisely locate an individual.

(pp) “Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date.

(qq) “Pro Rata Share” means, with respect to each Seller, an amount equal to the quotient obtained by dividing (i) the aggregate amount payable to such holder pursuant to Section 1.4 (including the amounts deposited as part of the Escrow Amount), by (b) the aggregate amount payable pursuant to Section 1.4 (including the amounts deposited as part of the Escrow Amount) to all holders that have executed and delivered a Joinder Agreement, in each case as set forth on the Disbursement Schedule.

(rr) “Proprietary Information” means information and materials not generally known to the public, including trade secrets, customer lists, databases containing any customer information, know-how, confidential marketing and other confidential and proprietary information.

(ss) “Purchased Assets” means all properties and assets of the Companies as of the Effective Time.

(tt) “Restrictive Period” means that period of time that commences on the Closing Date and ends on the fifth anniversary of the Closing Date.

(uu)“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

(vv) “Tax” or “Taxes” means (i) all federal, state, local or foreign income, gross receipts, license, employment, payroll, withholding, Social Security (or similar), unemployment, severance, premium, disability, excise, unclaimed property, value-added, accumulated earnings, windfall profit, net worth, alternative or add-on minimum, estimated, sales, use, transfer, registration, real property, stamp, environmental (including taxes under Section 59A of the Code), personal property, use and occupancy, business and occupation, maritime, mercantile, tariff, custom, duty, capital stock, franchise, gift or estate and all other taxes, fees, assessments, levies, tariffs, charges or duties of any kind, character, nature or description, including any interest, penalties or additions thereto and (ii) any Liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract or otherwise.

(ww) “Tax Return” means any report, return (including any information return), statement, claim for refund, election, estimated Tax filing or payment, request for extension, document, declaration or other information or filing supplied or required to be supplied to any Authority with respect to Taxes, including attachments thereto and amendments thereof.

(xx) “Transaction” means the transactions contemplated by this Agreement and the Ancillary Documents.

(yy) “Transaction Expenses” means all fees and expenses incurred by Sellers or the Companies in connection with the Transaction, including: (i) all legal, accounting, financial advisory, investment banking, consulting fees and expenses and other like fees and expenses of third parties in connection with the negotiation and effectuation of the terms and conditions of this Agreement, the Merger and the other Transactions; (ii) any bonus, retention, severance, change-in-control payments or similar payment obligations (including payments with either “single-trigger” or “double-trigger” provisions) of the Companies to Employees resulting from, or in connection with, the Merger and the other Transactions (including any associated payroll or other Taxes), including pursuant to those certain Retention Bonus / Severance Pay Agreements entered into by Lattner in connection with this Agreement prior to the date hereof, and any similar agreements entered into after the date hereof and prior to Closing; (iii) amounts payable to Employees pursuant to Section 5.3; and (iv) any “change of control” or similar payment to a third party under any Material Contract or otherwise resulting from or in connection with the Merger.

(zz) “Transaction Tax Deductions” means the amount of the deductions for income Tax purposes attributable to (a) the write off of deferred financing costs and any other deductions arising in connection with the payment of Companies’ Indebtedness at Closing, (b) the payment of any Transaction Expenses paid prior to, concurrently with or following the Closing, and (c) the payment of the employer’s share of any employment Taxes payable in respect of the payments described in this definition.

(aaa)“Video Gaming Act” means 230 ILCS 40/1 et al., and the rules and regulations promulgated thereunder, all as the same may be amended from time to time.

(bbb) “VGTs” means video gaming terminals.

(ccc) ”Unit” shall have the meaning set forth in the Amended and Restated Operating Agreement of Lattner, effective as of December 21, 2012, among Lattner and its Members.

10.2 Other Defined Terms. The following terms shall have the meaning given to such term in the Sections indicated below:

Term	Section
Action	2.8
Additional Cash Amount	1.3(b)(i)(D)
Affiliate Agreements	2.23(a)
Agreement	Initial Paragraph
Allocation	1.5
Amusement Agreements	2.10(a)(iii)
ATM Agreements	2.10(a)(iv)
Auditor	1.3(b)(iii)
Basket	7.2(e)(i)
Benefit Plan	2.14(a)
Business	Recitals
Cash Reimbursement Amount	1.3(b)(ii)(A)
Claim	7.2(b)
Claim Notice	7.2(b)
Closing	1.4(a)
Closing Date	1.4(a)
Closing Statement	5.4(b)
Companies	Recitals
Company DC Plans	5.3(d)
Confidential Information	9.1
Covered Person	5.7(a)(ii)

Term	Section
Date of Last Service	1.3(b)(i)(B)
Direct Claim	7.2(b)
Disbursement Schedule	5.4(a)(iv)
Disclosing Party	9.1
Disclosure Schedules	Article 2
Effective Time	1.4(a)
ERISA	2.14(a)
ERISA Affiliate	2.14(a)
Escrow Agreement	5.5(a)
Estimated Closing Statement	5.4(a)
Estimated Sellers Allocable Liabilities	5.4(a)(i)
Estimated Unpaid Transaction Expenses	5.4(a)(iii)
Final Cash Reimbursement Amount	1.3(b)(iv)
Final Companies’ Indebtedness	5.4(b)
Final Sellers Allocable Liabilities	5.4(b)
Final Unpaid Transaction Expenses	5.4(b)
Financial Statement or Financial Statements	2.6
GAAP	2.6
Identified Employees	5.3(a)
IGB	Recitals
Indemnified Party	7.2(b)
Indemnifying Party	7.2(b)
Indemnity Cap	7.2(e)(ii)
Lattner	Initial Paragraph
Leased Real Property	2.11
Leases	2.11
Live Use Agreement	2.10(a)(i)
Material Contract	2.10
Merger	1.1
Merger Sub	Initial Paragraph
Non-Live Use Agreements	2.10(a)(ii)

Term	Section
Payoff Letter	4.7
Preliminary Purchase Price	1.3(a)
Proposed Settlement Amount	7.2(c)(ii)
Purchase Price	1.3(a)
Purchaser	Initial Paragraph
Purchaser Indemnified Parties	7.1(a)
Receiving Party	9.1
Registered Intellectual Property	2.17
Release Agreement	5.5(b)
Representative	Initial Paragraph
Representatives	4.6
Restricted Parties	5.7(a)
Rock Solid	Recitals
Schedule	Article 2
Schedule Update	4.5
SciGames Report	1.3(b)(i)(C)
Seller Indemnified Parties	7.1(b)
Sellers	Recitals
Sellers Allocable Liabilities	5.4(a)(i)
Sellers Approval	Recitals
Seller Parties	2.25
Surviving Entity	1.1
Third Party Claim	7.2(b)
Top Customers	2.22
Top Suppliers	2.22
Transfer Tax	5.8
Unit Distribution Amount	1.4(b)(iv)
Use Agreements	2.10(a)(ii)
Unredeemed Voucher Liability	1.3(c)
Vault and ATM Cash Reimbursement Amount	1.3(b)(i)(A)
VGT Cash Amount	1.3(b)(ii)(B)
VGT Cash Reimbursement Amount	1.3(b)(ii)(C)
WARN Act	5.3(b)

10.3 Construction. “Including” means “including without limitation” and does not limit the preceding words or terms. The word “or” is used in the inclusive sense of “and/or”. The singular shall include the plural and vice versa. Each word of gender shall include each other word of gender as the context may require. “Delivered” means delivered by the delivering party and received by the receiving party. References to “Articles” or “Sections” or “Schedules” or “Exhibits” shall mean Articles or Sections of this Agreement or Schedules or Exhibits attached to this Agreement, unless otherwise expressly indicated. The title of each Article and the headings or titles preceding the text of the Sections are inserted solely for convenience of reference, and shall not constitute a part of this Agreement. The Parties have each participated in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

[The Remainder of This Page Intentionally Left Blank and Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

THE COMPANY

Lattner Entertainment Group Illinois, LLC, an Illinois limited liability company

By: West Partners, LLC
Its: Manager

By: West Family Holdings, LLC
Its: Manager

By:	/s/ Marc D. Harper
Name: Marc D. Harper
Title: Manager

REPRESENTATIVE

Lattner Capital, LLC, an Illinois limited liability company

By: West Partners, LLC
Its: Manager

By: West Family Holdings, LLC
Its: Manager

By:	/s/ Marc D. Harper
Name: Marc D. Harper
Title: Manager

Merger Agreement

Signature Page

PURCHASER

Boyd Gaming Corporation, a Nevada corporation

By:	/s/ Josh Hirsberg
Name: Josh Hirsberg
Title: Executive Vice President, Chief Financial Officer and Treasurer

MERGER SUB

Boyd TCVI Acquisition, LLC, an Illinois limited liability company

Boyd Gaming Corporation, a Nevada corporation, its Managing Member

By:	/s/ Josh Hirsberg
Name: Josh Hirsberg
Title: Executive Vice President, Chief Financial Officer and Treasurer